                    International Bank for Reconstruction and
                                   Development

                       Management's Discussion & Analysis
                                       and
                              Financial Statements
                                  June 30, 2000

INTERNATIONAL BANK FOR RECONSTRUCTION AND
DEVELOPMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2000

Section 1: Financial Overview      3

Section 2: Development Activities      3

  Loans      4

  Guarantees      10

  Other Activities      11

Section 3: Financial Risk Management      12

  Credit Risk      12

  Asset/Liability Management      15

  Operating Risk      17

Section 4: Liquidity Management      17

Section 5: Funding Resources      18

  Equity      18

  Borrowings      20

Section 6: Results of Operations      21

Glossary of Terms      25

--------------------------------------------------------------------------------

Box 1:   Selected Financial Data

---------------------------------------------------------------------------------------------------
                                              2000        1999        1998        1997        1996
                                            -------     -------     -------     -------     -------
For the Year   (U.S. $ millions)
-------------------------------------------
   Loan Income (comprised of)                 8,153       7,649       6,881       7,235       7,922
        Interest                              8,041       7,535       6,775       7,122       7,804
        Commitment Charges                      112         114         106         113         118
   Provision for Loan Losses                    166        (246)       (251)        (63)        (42)
   Investment Income                          1,589       1,684       1,233         834         720
   Borrowing Expenses                        (7,128)     (6,846)     (6,144)     (5,952)     (6,570)
   Net Noninterest Expense                     (789)       (723)       (476)       (769)       (843)
   Net Income                                 1,991       1,518       1,243       1,285       1,187

Performance Ratios  (%)
-------------------------------------------

   Net Return on Average Earning Assets(1)     1.34        1.05        0.96        1.02        0.89

   Gross Return on:
        Average Earning Assets(a)              6.53        6.47        6.29        6.41        6.50
        Average Outstanding Loans(a)           6.71        6.58        6.43        6.62        6.78
        Average Cash and Investments           5.74        6.00        5.63        5.02        4.47
   Cost of Average Borrowings (after
      swaps)                                   5.92        5.92        6.01        6.06        6.31
   Interest Coverage Ratio                     1.28        1.22        1.20        1.22        1.18
   Return on Equity                            7.73        6.16        5.29        5.21        4.61
   Equity Capital-to-Loans Ratio(b)           21.23       20.65       21.44       22.06       21.80

Total at Year-end   (U.S. $ millions)
-------------------------------------------

   Total Assets                             227,810     230,445     204,808     161,786     151,837
   Cash and Liquid Investments(c)            24,331      30,122      24,837      18,250      15,990
   Loans Outstanding                        120,104     117,228     106,576     105,805     110,246
   Accumulated Provision for Loan Losses     (3,400)     (3,560)     (3,240)     (3,210)     (3,340)
   Borrowings Outstanding(d)                110,379     115,739     103,477      96,679      96,719
   Total Equity                              29,289      28,021      26,514      27,228      28,300
---------------------------------------------------------------------------------------------------

a. Includes income from commitment charges.
b. See Section 5: Funding Resources, Equity for additional discussion.
c. Includes investments designated as held-to-maturity for fiscal years 1996-98.
d. Outstanding borrowings, before swaps, net of premium/discount.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Throughout Management's Discussion and Analysis, terms in boldface type are defined in the Glossary of Terms on page 25.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      The Management's Discussion and Analysis may contain forward looking statements. Such statements are based on current expectations which are subject to risks and uncertainties. Consequently, actual results could differ materially from those currently anticipated.
--------------------------------------------------------------------------------


2  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro (and its national currency units), and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its assets with those of its liabilities and reserves; however, the reported levels of its assets, liabilities and income in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. This financial statement reporting effect does not impact IBRD's risk bearing capacity.

FY 1998 and FY 1999 were marked by unprecedented growth in the loan portfolio as IBRD responded to the financial crisis that had begun in East and Southeast Asia and spread to other parts of the developing world. While the global financial crisis led to an increase in lending activity in FY 1998 and FY 1999, the number of loans and the volume of lending commitments fell sharply in FY 2000, returning to pre-crisis levels. This decline was due partly to the recovery from financial crises and country specific circumstances. Many of the borrowers directly affected by the financial crisis have stabilized, in part because of the quick and flexible response of the international community. Lower commitments also reflected a general trend in demand from borrowers for smaller average lending operations.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to eligible borrowers, and grants from net income to support developmental activities.

As part of this annual review, in July 1998, IBRD's Executive Directors took several actions to augment its financial capacity. These measures included increasing the contractual charges on new loans, and reducing the interest waiver for FY 1999 from 25 basis points to 5 basis points on old loans. These pricing changes effectively brought the net spread for FY 1999 to 45 basis points on old loans and to 50 basis points on new loans. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In July 1999, the Executive Directors allocated $955 million of FY 1999 income to reserves and maintained the FY 1999 loan pricing strategy and interest waivers for FY 2000.

FY 2000 net income was $1,991 million, $473 million higher than the preceding year. An FY 2000 reduction in the loan loss provision contributed $412 million to this increase. Income was further bolstered by the impact of interest rate resets on loans. These increases to net income were partially offset by the absence in FY 2000 of a one time gain of $237 million, resulting from the liquidation in FY 1999 of the held-to-maturity portfolio.

On August 1, 2000, the Executive Directors approved the allocation of $1,280 million of FY 2000 net income to reserves, and recommended to IBRD's Board of Governors the transfer of $635 million from unallocated net income to other development purposes, and that the remainder be retained as surplus. For FY 2001, an increase to 15 basis points in the interest waiver was approved for old loans so that the net lending spread will be 35 basis points. For new loans, the interest waiver of 25 basis points was maintained. FY 2001 waivers of commitment charges were also maintained at the FY 2000 level.

IBRD continues to evaluate alternative strategies to enhance its risk-bearing capacity to ensure that it can respond to borrowers as needed, while preserving its financial strength.

2. DEVELOPMENT ACTIVITIES

IBRD offers loans, related hedging products, and guarantees to its borrowing member countries to help meet their development needs. It also provides tech-


                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000 3 nical assistance and other services to support poverty reduction in these countries.

Loans

From its establishment through June 30, 2000, IBRD had approved loans, net of cancellations, totaling $309,839 million to borrowers in 129 countries. The loans held by IBRD, including loans approved but not yet effective, at June 30, 2000, totaled $164,858 million, of which $120,104 million was outstanding and $44,754 million was undisbursed. Cumulative loan repayments at June 30, 2000, based on U.S. dollar equivalents at the time of receipt, were $141,265 million.

The amount of loans outstanding at June 30, 2000 was $2,876 million higher than that at June 30,1999. The increase is primarily attributable to net disbursements of $2,750 million.

During FY 2000, commitments of new loans to member countries were $10,919 million, down from $22,182 million in FY 1999. In FY 1998 and FY 1999, IBRD's commitments had reached unprecedented levels. FY 2000 commitments have declined from these levels, most notably in adjustment lending. Three types of factors have contributed to this decrease in lending commitments:

o Cyclical Factors: Emerging market economies have stabilized after the global financial crisis;

o Long-term Factors: There is a continuing trend toward smaller average project size;

o Country-specific Factors: A number of country-specific factors such as political transitions, conflicts, and country performance.

Compared to the preceding fiscal year, the relative regional composition of commitments in FY 2000 shifted away from East Asia and slightly more towards Eastern Europe, Central Asia and Latin America.

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2000, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $117,181 million, equal to 57% of the statutory lending limit.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters in Turkey and Central America, as well as the financial crisis in Asia.

Generally, the appraisal of projects is carried out by IBRD's operational staff (engineers, financial analysts, economists and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See Box 3, Adaptable Program Loans and Learning and Innovation Loans). Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, IBRD staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent unit and the findings reported directly to the Executive Directors to determine the extent to which the project's major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD adjustment and other non-project loans.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or adjustment lending. Historically, most IBRD loans have been for investment projects or programs. Figure 1 presents IBRD lending by category for the last eight fiscal years, as a percentage of total loans approved.

Figure 1:

                            IBRD Leading Commitments

                               [GRAPHIC OMITTED]


4  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

--------------------------------------------------------------------------------
Box 2: Lending Operations Principles

(i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

(v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.
--------------------------------------------------------------------------------

Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit but rather a trigger for a reevaluation of such lending. As a result of several large adjustment loans made by IBRD during FY 1999, 63% of IBRD's lending in that year consisted of such loans (47% for FY 1998). In FY 2000, this proportion decreased to 41% as fewer adjustment loans were necessary. The lower commitments for adjustment lending reflect the general improvement in global financial circumstances compared to the two prior fiscal years. The Executive Directors are aware that, in light of recent financial circumstances in the world, the guideline has been exceeded in recent years, and may possibly be exceeded again in subsequent years.

Investment Lending

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2000 totaled $6,493 million ( $8,245 million--FY 1999; $11,151 million--FY
1998). Box 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2000 and in each of the two preceding fiscal years.

Adjustment Lending

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2000 totaled $4,426 million ( $13,937 million--FY 1999; $9,935 million--FY 1998.) Box 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2000 and each of the two preceding fiscal years.

Enclave Lending

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2000, IBRD had $170 million in outstanding loans for enclave projects. In FY 2000, IBRD approved enclave loans totalling $93 million.


                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  5

--------------------------------------------------------------------------------
Box 3:  Investment Lending (in millions of U.S. dollars)

Specific Investment
[GRAPHIC OMITTED]
                              o Specific Investment Loans fund the creation, rehabilitation and maintenance of economic, social and institutional infrastructure.

Emergency Recovery
[GRAPHIC OMITTED]
                              o Emergency Recovery Loans restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

Adaptable Program
[GRAPHIC OMITTED]
                              o     Adaptable Program Loans provide phased
                                    support for long-term development programs through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval of subsequent adaptable program loans under programs approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

Financial Intermediary
[GRAPHIC OMITTED]
                              o     Financial Intermediary Loans provide
                                    long-term resources to local financial
                                    institutions, helping to develop sound
                                    financial sector policies and institutions, promoting the operational efficiency of those institutions, and improving the terms of credit available to enterprises and households.

Sector Investment & Maintenance
[GRAPHIC OMITTED]
                              o Sector Investment and Maintenance Loans aim to bring sector expenditures, policies and performance in line with a country's development priorities.

Technical Assistance
[GRAPHIC OMITTED]
                              o Technical Assistance Loans are used to build institutional capacity in the borrowing country. They are used to build capacity in entities concerned with promoting economic and social development, as well as public sector reform.

Learning and Innovation
[GRAPHIC OMITTED]
                              o Learning and Innovation Loans support small, pilot-type investment and capacity-building projects that, if successful, could lead to larger projects that would mainstream the learning and results of the loan. These loans do not exceed $5 million and are normally implemented over two to three years. Approvals of specific individual loans are at the management level rather than at the Executive Director level.

                                    [GRAPHIC OMITTED]

--------------------------------------------------------------------------------


6  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

--------------------------------------------------------------------------------
Box 4:  Adjustment Lending (in millions of U.S. dollars)

Structural Adjustment
[GRAPHIC OMITTED]
                              o Structural Adjustment Loans support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule. FY 1998 commitments included a $3,000 million economic reconstruction loan.

Special Structural and Sector Adjustment
[GRAPHIC OMITTED]
                              o Special Structural and Sector Adjustment Loans are fast-disbursing loans which provide support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension. These instruments were introduced in FY 1999.

Sector Adjustment
[GRAPHIC OMITTED]
                              o     Sector Adjustment Loans support
                                    comprehensive policy changes and
                                    institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

Programmatic Structural Adjustment
[GRAPHIC OMITTED]
                              o Programmatic Structural Adjustment Loans support governmental programs of structural and social reforms that involve continuous, incremental policy changes and institution building through a series of loans. These loans rely on a solid foundation of completed or parallel analytic and advisory work in related areas. The first of these instruments was approved in FY 2000.

Debt and Debt-Service Reduction
[GRAPHIC OMITTED]
                              o     Debt Reduction Loans help eligible,
                                    highly-indebted member countries reduce
                                    commercial debt and debt service to a
No approvals FY 1998-2000           manageable level as part of a medium-term
                                    financing plan. IBRD did not make any
                                    commitments of this type during FY 1998-FY
                                    2000.

Rehabilitation
[GRAPHIC OMITTED]
                              o     Rehabilitation Loans support government
                                    policy reform programs to assist the private
                                    sector where foreign exchange is required
No approvals FY 1998-2000           for urgent rehabilitation of key
                                    infrastructure and productive facilities.
                                    IBRD did not make any commitments of this type during FY 1998-FY 2000.

                                    [GRAPHIC OMITTED]

--------------------------------------------------------------------------------


                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  7

Financial Terms of Loans

In recent years, IBRD has offered new loans with three types of financial terms: multicurrency pool loans, variable-spread single currency loans, and fixed-rate single currency loans. Beginning September 1, 1999, IBRD also made available a new LIBOR-based fixed spread loan product and, effective December 1, 1999, the offer of fixed-rate single currency loans was terminated. This choice of financial terms is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most multicurrency pool loans and variable spread single currency loans mature over a period that ranges from fifteen to twenty years and carry a three- to five-year grace period for principal. While fixed-spread loans offer more flexible repayment terms, this flexibility is subject to limits aimed at maintaining a similar average loan maturity across all loan products for a given borrower.

For most products, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread was increased to 75 basis points for new loans. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous nine fiscal years. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last eleven fiscal years. For interest periods beginning during FY 2000, the interest waiver was 5 basis points for old loans and 25 basis points for new loans. The commitment charge waiver for FY 2000 was 50 basis points on all loans. Interest waivers for FY 2001 are 25 basis points for new loans and 15 basis points for old loans. Commitment charge waivers for FY 2001 remain at 50 basis points. Further details are provided in the Notes to Financial Statements-Note C.

Multicurrency Pool Loans

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

Multicurrency Pool Loan Conversion Options

In FY 1997, in response to borrower demand for broader currency choice, the Executive Directors approved the offer of currency choice for all IBRD multicurrency pool loans for which the invitation to negotiate was issued before September 1, 1996. The purpose of this invitation was to provide borrowers the flexibility to amend the terms of their existing multicurrency pool loans to reflect their choice of the offered currencies by converting multicurrency pool loans to single currency loan terms or single currency pool terms. Those options expired on July 1, 1998. Single currency pool terms are not available for new commitments.

Single Currency Loans

For new commitments, borrowers may select LIBOR-based, variable spread single currency terms. Fixed-rate single currency loan terms were available for loans if the invitation to negotiate was issued before December 1, 1999.

Variable-Spread Single Currency Loans

IBRD currently offers variable-spread single currency loans in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for loans in other currencies. Variable-spread single currency loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is LIBOR for the applicable currency plus a spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR; and (b) IBRD's lending spread. These variable rate loans are designed to pass IBRD's funding spread to LIBOR through to its borrowers. This spread is set every six months, in January and July. At June 30, 2000, the proportion of outstanding variable-spread single currency loans denominated in U.S. dollars was 96.1% (92.3% at June 30, 1999).

Non-standard Single Currency Loans

In response to the global financial crises, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms during FY 1998 and FY 1999. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

Subsequent to the disbursement of these loans, during FY 1999 IBRD introduced a new type of loan tailored


8 IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000 to be part of a broad financial support package for borrowing countries. These special structural and sector adjustment loans also carry non-standard single currency loan terms. As of June 30, 2000, IBRD had approved a total of $5,051 million of special structural or sector adjustment loans. At June 30, 2000, $4,051 million of this amount had been disbursed. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a five year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and adjustment loans are not eligible for waivers of interest or commitment charges.

Fixed-rate Single Currency Loans

As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments. Fixed-rate single currency loans carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's lending spread.

Fixed-Spread Loans

During the first quarter of FY 2000, IBRD introduced the fixed-spread loan, designed in response to the borrowers' desire for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro. Requests for other currencies will also be considered.

These fixed-spread loans carry an interest rate of LIBOR, plus a spread that is fixed at loan signing for the life of the loan. At June 30, 2000, the fixed spread was 55 basis points for U.S. dollar and euro denominated loans and 45 basis points for Japanese yen. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium of 5 basis points; and (c) IBRD's standard lending spread. The fixed-spread offered will be evaluated from time to time and may be reset when market changes warrant. Fixed-spread loans carry IBRD's standard loan charges for new commitments, including a 100 basis point front-end fee on the loan amount and a 75 basis point commitment fee on undisbursed loan amounts. In addition, these loans carry a commitment charge risk premium of 10 basis points on undisbursed loan amounts for the first four years of the loan's life. This premium, along with the market risk premium in the interest spread, compensates IBRD for funding and refinancing risk.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan maturities. Effective February 1, 2000, a borrower may choose to include the following conversion features in the loan contract:

o option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

o option to fix the interest rate at market rates on all or a part of the disbursed amounts (without charge) for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount;

o option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

o option to cap or collar the floating interest rate on all or a part of disbursed loan amounts (for a fee).

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule. Repayment profiles cannot be changed after a loan is signed. Table 1 presents a breakdown of IBRD's loan portfolio by loan product.


                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  9

Table 1:

In millions of U.S. dollars
----------------------------------------------------------------------------------------------------------------------------------
                                                        FY 2000                    FY 1999                      FY 1998
                                                 -----------------------    -------------------------    -------------------------
                                                 Principal    As a % of     Principal      As a % of     Principal      As a % of
Loan Product                                      Balance    Total Loans     Balance      Total Loans     Balance      Total Loans
-------------------------------------------      ---------   -----------    ---------     -----------    ---------     -----------
Adjustable-rate Multicurrency Pool Loans
    Outstanding                                   $ 35,542         30        $ 37,203          32         $ 56,274          53
    Undisbursed                                      4,567         10           6,344          12            8,765          17
Single Currency Pool Loans
    Outstanding                                     35,422         29          40,693          35           25,658          24
    Undisbursed                                        241          1             374           *              131           *
Variable-Spread Single Currency Loans(a)
    Outstanding                                     33,078         28          25,462          22           15,018          14
    Undisbursed                                     29,486         66          33,862          66           29,801          58
Fixed-Rate Single Currency Loans
    Outstanding(b)                                  13,636         11          11,238           9            5,683           5
    Undisbursed                                      8,273         18          10,787          21           12,356          24
Fixed-Spread Loans
    Outstanding                                        968          1
    Undisbursed                                      2,187          5
Other Loans
    Outstanding                                      1,458          1           2,631           2            3,943           4
    Undisbursed                                         --         --               5           *               12           *
                                                 ---------   -----------    ---------     -----------    ---------     -----------
Total **
    Outstanding loans                             $120,104        100        $117,228         100         $106,576         100
    Undisbursed loans                              $44,754        100         $51,372         100          $51,065         100
                                                 =========   ===========    =========     ===========    =========     ===========
----------------------------------------------------------------------------------------------------------------------------------

a. Of which single currency loans with non-standard terms represent $10,801 million outstanding ($9,035 million--June 30, 1999 and $5,000 million--June 30, 1998). At June 30, 2000, $1,000 million was undisbursed.
b. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.
*   Indicates amounts less than 0.5%
**  May differ from the sum of individual figures due to rounding.

For more information, see the Notes to Financial Statements-Note C.

Hedging Products

Along with the approval of the introduction of the fixed-spread loan product, IBRD also approved the offer of new hedging products for its borrowers to respond to their needs for access to better risk management tools. These products assist borrowers in hedging their risks on individual loans made to them by IBRD. These hedging products include interest rate and currency swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

Each request from a borrower for execution of a hedging product must include an explanation of its suitability for risk management purposes. IBRD will serve as a financial intermediary, passing through the market cost of the instrument to the borrower, and will charge an administrative fee which varies from 12.5 to
37.5 basis points of the notional principal involved. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. IBRD guarantees are flexible instruments that provide the credit enhancement required to mobilize private sector financing for individual projects through targeted and limited support, thus enhancing IBRD's developmental impact by catalyzing private sector participation. On a pilot basis, guarantees are being made available to support agreed-upon policies and reforms in certain member countries. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Projects in any member country that is eligible for IBRD lending are also eligible for IBRD guarantees.


10  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. Three basic types of guarantees are offered:

o Partial risk guarantees cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

o Partial credit guarantees are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loan to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

o Policy-based guarantees are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. Once the $2,000 million level is reached, the Executive Directors will review the program. At June 30, 2000, IBRD had approved guarantees of $250 million under this program.

IBRD may also provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

IBRD's exposure at June 30, 2000 on its guarantees (measured as their present value in terms of their first call date) was $1,376 million. For additional information see the Notes to Financial Statements-Note C.

Other Activities

Consultation: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, loan operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training: To assist its developing member countries, IBRD--through the World Bank Institute--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD. The World Bank Institute also makes contributions for research and other developmental activities.

Trust Fund Administration: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note H.

Investment Management: IBRD has leveraged its treasury management capacity and infrastructure to provide investment management services to an external institution for a fee. These funds are not included in the assets of IBRD.


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  11

3.  FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes decisions and recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. The Market Risk and Currency Management Subcommittee reports to the Asset/Liability Management Committee. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

For the day-to-day management of financial risk, IBRD's risk management structure extends into its business units. Risk management processes have been established to facilitate, control and monitor risk-taking. These processes are built on a foundation of initial identification and measurement of risks by each of the business units.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

Credit Risk

Credit risk, the risk of loss from default by a borrower or counterparty, is inherent in IBRD's development activities. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

Country Credit Risk

Country credit risk is the primary risk faced by IBRD and is overseen by the Chief Credit Officer who leads the Country Credit Risk Deparment. It has three components as described below. Probable expected losses from all three components are covered by the accumulated provision for loan losses, while unexpected losses are covered by IBRD's income generating capacity and risk-bearing capital. IBRD continuously reviews the creditworthiness of its borrowing member countries and adjusts its overall country programs and lending operations to reflect the results of these reviews.

(i) The first component is idiosyncratic risk. This is the risk that individual countries will accumulate extended debt-service arrears, or move closer to accumulating extended debt-service arrears, for country specific reasons.

(ii) The second component is covariance risk. This is the risk that one or more borrowers will accumulate extended payment arrears, or move closer to accumulating extended payment arrears, as a result of a common external shock. This shock could be, for example, a regional political crisis or an adverse change in the global environment (such as a fall in commodity prices or a rise in global interest rates).

(iii) The third component is portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. Portfolio concentration increases the potential financial impact of idiosyncratic and covariance risk. Portfolio concentration risk is managed using the portfolio concentration limit described below.

In 1997, the Executive Directors approved an approach to portfolio concentration under which IBRD's largest loan portfolio exposure to a single borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of IBRD's risk-bearing capacity relative to its largest loan portfolio exposure to a single borrowing country. The concentration risk limit takes into account not only current exposure (loans outstanding, plus the present value of guarantees), but also projected exposure over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2001 the concentration risk limit is $13.5 billion, unchanged from FY 2000. The equitable access limit is $20.7 billion. IBRD's largest loan portfolio exposure (including the present value of guarantees) to a single borrowing country was $11.8 billion at June 30, 2000.


12  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Overdue and Non-performing Loans

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the risk inherent in the portfolio. The methodology for determining the accumulated provision for loan losses is discussed in the following paragraphs. Additional information on IBRD's loan loss provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements-Summary of Significant Accounting and Related Policies, and Note C.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

Accumulated Provision for Loan Losses

IBRD's accumulated provision for loan losses reflects the following:

o Management's assessment of the overall collectibility risk on accruing loans (which includes callable guarantees); and

o The present value losses on nonaccruing loans. Such losses are equal to the difference between the discounted present value of the debt-service payments on a loan at its contractual terms and the expected cash flows on that loan.

Management determines the adequacy of the accumulated provision for loan losses by assessing the amount required to cover probable expected losses in the accrual portfolio and losses inherent in the nonaccrual portfolio as of the balance sheet date. The amount required to cover probable expected losses in the accrual portfolio is related to the mean of the distribution of losses facing the institution over the next three years, which has been developed to estimate the probable losses inherent in the accrual portfolio at the balance sheet date. This is calculated using a risk-adjusted capital allocation framework that takes into account the concentration and covariance risk in the portfolio. The amount required to cover losses inherent in the nonaccrual portfolio is based on the calculation of the discounted present value of future cash flows.

Estimating probable expected losses is inherently uncertain and depends on many factors. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors.


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  13

Commercial Credit Risk

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereigns, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master derivatives agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to-market is, in IBRD's view, the best measure of credit risk when there is a legally enforceable master derivatives agreement between IBRD and the counterparty which contains legally enforceable close-out netting provisions. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note E.

Table 2 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category. The swap credit exposure, net by counterparty, of $440 million, for swap activity associated with investments and borrowings, is offset by collateral of $329 million, which results in a total net swap exposure of $111 million.

The FY 2000 decline in credit exposure parallels the decrease in the size of the investment portfolio. The credit exposure from swaps, net of collateral held, declined from $230 million to $111 million during the year.

The FY 1999 increase in credit exposure over that of FY 1998 reflected the growth in the size of the investment portfolio. The net credit exposure from swaps declined from FY 1998 to FY 1999 by $387 million to $230 million.

In millions of U.S. dollars
-----------------------------------------------------------------------------------------------------------------------------------
                                       At June 30, 2000                              At June 30, 1999           At June 30, 1998
               ----------------------------------------------------------------   ----------------------    -----------------------
                      Investments
               ------------------------
                              Agencies,                 Total Exposure            Total Exposure            Total Exposure
Counterparty                   Banks &     Net Swap     on Investments   % of     on Investments   % of     on Investments    % of
Rating         Sovereigns    Corporates    Exposure       and Swaps      Total      and Swaps      Total      and Swaps       Total
------------   ----------    ----------    --------     --------------   -----    --------------   -----    --------------    -----
AAA               $3,791       $8,516         $--          $12,307         49         $12,513        41          $9,740         37

AA                 2,019        8,813          85           10,917         44          15,449        51          14,725         56

A                     --        1,776          26            1,802          7           2,311         8           1,939          7
               ----------    ----------    --------     --------------   -----    --------------   -----    --------------    -----
Total             $5,810      $19,105        $111          $25,026        100         $30,273       100         $26,404        100
               ==========    ==========    ========     ==============   =====    ==============   =====    ==============    =====
-----------------------------------------------------------------------------------------------------------------------------------


14  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Asset/Liability Management

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. IBRD's Risk Management Department is charged with identifying, measuring and monitoring market risks, liquidity risks, and counterparty credit risks in IBRD's financial operations.

Interest Rate Risk

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for more than 84% of the existing outstanding loan portfolio (82% at the end of FY 1999). However, the majority of cost pass-through loans do entail some residual interest rate risk, given the lag inherent in the lending rate calculation. If new borrowings are at interest rates above the average of those already in the debt pool, the higher average debt costs would not be passed through to the lending rate charged to the borrowers and thus would not affect the interest income generated on cost pass-through loans until the following semester. The reverse is true when market interest rates decline.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed rate borrowings, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over the last decade has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. Recent interest rate increases in the market have mitigated this difference to some extent. However, the amount of "above market" debt allocated to the multicurrency pool debt, in aggregate terms, still exceeds the outstanding multicurrency pool loans beyond FY 2011, i.e. the pool is over-funded beyond FY 2011. The present value of this over-funded portion of the above-market debt is about $230 million as of June 30, 2000. Over-funding reaches a maximum of approximately $5.6 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the overfunded portion of the debt from fixed to floating rates. During FY 2000, IBRD completed two forward interest rate swap transactions and plans to enter into additional swap transactions until the over-funded portion of the above-market fixed-rate debt is completely swapped to floating rates. A portion of the loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 16% of the existing loan portfolio (18% at the end of FY 1999), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables.

As part of its asset/liability management process, IBRD employs interest rate swaps to manage and align the rate sensitivity characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its reserves to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the reserves-to-loans ratio, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment. IBRD is constantly evaluating alternative strategies to better manage its exchange rate risk.

Figure 2 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2000 and FY 1999.


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  15

Figure 2: Relative Currency Composition of Significant Balance Sheet Components

At June 30, 2000

     [GRAPHIC OMITTED]

              Assets            Liabilities & Equity

        Loans         83%       Borrowings         81%
        Investments   17%       Equity             19%
                     ---                          ---
                     100%                         100%
                     ===                          ===

At June 30, 1999

     [GRAPHIC OMITTED]

              Assets            Liabilities & Equity

        Loans         78%       Borrowings         82%
        Investments   22%       Equity             18%
                     ---                          ---
                     100%                         100%
                     ===                          ===


16  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Operating Risk

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks, including the risk of fraud by staff or outsiders. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

In FY 1996, IBRD adopted the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. In each of the last four fiscal years, IBRD obtained an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each of these fiscal years, its system of internal control over its external financial reporting met the criteria for effective internal control over external financial reporting described in COSO, is fairly stated in all material respects.

Economic and Monetary Union in Europe

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD has adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

Year 2000 Update

The Year 2000 issue was the result of computer programs using two digits rather than four to define the applicable year. Without remediation or replacement, this could have resulted in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. Modification and replacement of software and hardware and coordination with third party providers enabled IBRD to operate normally across the globe without experiencing any material interruptions in any critical systems during the roll over and thereafter. The total cost of Year 2000 preparation was estimated at approximately $17 million. The cost of certain major systems replacements and enhancements already planned were not considered Year 2000 costs.

While ongoing tracking continues, no latent Year 2000 issues have arisen. Nor have there been indications from any borrowers that they have experienced any serious disruptions to national infrastructure or public administration due to Year 2000 problems which could affect their ability to continue to service IBRD loans.

4. LIQUIDITY MANAGEMENT

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

The cumulative performance of the liquid asset portfolio in FY 2000 compared to FY 1999 is presented in Table 3. These returns exclude investment assets funding certain other postemployment benefits.

Table 3:

-----------------------------------------------------
                                     Annualized
                                Financial Return (%)
                               ----------------------
                                 FY 2000    FY 1999
                                ---------  ----------

IBRD Overall Portfolio             5.75       6.00
   Stable Portfolio of which:
      Actively Managed             5.93       5.35
      Held-to-maturity
        Portfolio                    --      82.96
   Operational Portfolio           5.39       4.48
   Discretionary Portfolio         5.27       5.23

-----------------------------------------------------

The returns for FY 1999 were heavily affected by IBRD's liquidation, in FY 1999, of the sterling U.K. government securities in the held-to-maturity portfolio. At the time of liquidation the securities in the held-to-maturity portfolio had a fair value of $1,389 million and a carrying value of $1,152 million. This liquidation resulted in a realized gain of $237 million.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2001 prudential minimum liquidity level has been set $18.4 billion, representing a $400

----------
a. In 1992, the Committe of Sponsoring Organizations of the Treadway Commission
(COSO) issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000 17 million increase over that for FY 2000. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks. The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements. The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000. This liquidation provided the funding necessary to meet an unusually large concentration of debt service payments during this period. Figure 3 represents IBRD's liquid asset portfolio size and structure at the end of FY 2000 and FY 1999, excluding investment assets associated with certain other postemployment benefits.

At the end of FY 2000, the aggregate size of the IBRD liquid asset portfolio stood at $24,193 million, a decrease of $5,817 million over FY 1999. The higher volume of liquid assets at June 30, 1999 included the proceeds from the borrowing program undertaken to pre-fund the large amount of debt maturing in FY 2000. The IBRD liquid asset portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions.

5. FUNDING RESOURCES

Equity

Total shareholders' equity at June 30, 2000 was $29,289 million compared with $28,021 million at June 30, 1999. The increase from FY 1999 primarily reflects the increase in retained earnings of $1,318 million, the reduction in restricted paid-in capital of $180 million due primarily to encashments of demand obligations, and the increase in paid-in capital of $23 million. Table 4 presents the composition of equity at June 30, 2000 and 1999.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital. IBRD uses the equity capital-to-loans measure as a summary statistic for financial capacity. Cash flow analysis is the basis by which IBRD measures its income generating capacity and its capital adequacy. IBRD continues to consider additional methodologies for evaluating its risk-bearing capacity.

Figure 3:
--------------------------------------------------------------------------------
     (In millions of U.S. dollars)

June 30, 3000

Stable Portfolio          $18,544    77%

[PIE CHART]

Operational Portfolio     $ 5,649    23%

June 30, 1999

Stable Portfolio          $18,794    63%

[PIE CHART]

Discretionary Portfolio   $ 3,596    12%

Operational Portfolio     $ 7,620    25%
--------------------------------------------------------------------------------


18  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Table 4:

In millions of U.S. dollars
-------------------------------------------------------------------------------------------------------------
                                                                             June 30, 2000    June 30, 1999
                                                                             --------------   ---------------

Usable Paid-in Capital
   Paid-in Capital                                                               $11,418          $11,395
   Net Receivable for Maintenance of Value                                          (898)            (869)
   Restricted Paid-in Capital                                                     (2,328)          (2,509)
                                                                             -----------      -----------
   Total Usable Paid-in Capital                                                    8,192            8,017
Retained Earnings and Cumulative Translation Adjustments                          18,386           17,072
Equity Excluded from Equity Capital-to-Loans Ratio
   Surplus                                                                           (85)            (195)
   Pension Reserve                                                                  (549)            (294)
   Prospective allocation of FY 2000/FY 1999 net income, other than to
      General Reserve                                                               (877)            (818)
                                                                             -----------      -----------
Equity Capital Used in Equity Capital-to-Loans Ratio                             $25,067          $23,782
                                                                             ===========      ===========
-------------------------------------------------------------------------------------------------------------

As a result of higher net income and the increase in reserves, shareholders' equity grew at a faster pace than the loan portfolio, compared to the prior year. As a result, the ratio of equity capital-to-loans rose to 21.23% at June 30, 2000, from 20.65% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $1,114 million approved on August 1, 2000 was included in this ratio at June 30, 2000 ($700 million--June 30, 1999). Figure 4 depicts this ratio over the last five years.

Figure 4:

Equity-to-Loans Ratio

[GRAPHIC OMITTED]


Capital

The authorized capital of IBRD at June 30, 2000 was $190,811 million, of which $188,606 million had been subscribed. Of the subscribed capital, $11,418 million had been paid in and $177,188 million was callable. Of the paid-in capital, $8,168 million was available for lending and $3,250 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

(i) $2,563 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii) $8,855 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,301 million of this amount had been used in IBRD's lending operations at June 30, 2000.

(iii) $150,885 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv) $26,303 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the cur-


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000 19 rencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2000, $103,115 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 90.4% of IBRD's outstanding borrowings after swaps at June 30, 2000. Table 5 sets out the capital subscriptions of those countries and the callable amounts.

Table 5:

In millions of U.S. dollars
---------------------------------------------------------------
                         Total Capital     Uncalled Portion
Member Country(a)        Subscription       of Subscription
----------------------  ----------------  ---------------------

United States                $31,965              $29,966
Japan                         15,321               14,377
Germany                        8,734                8,191
France                         8,372                7,851
United Kingdom                 8,372                7,832
Canada                         5,404                5,069
Italy                          5,404                5,069
Netherlands                    4,283                4,018
Belgium                        3,496                3,281
Switzerland                    3,210                3,012
Australia                      2,951                2,770
Spain                          2,857                2,682
Sweden                         1,806                1,696
Denmark                        1,623                1,525
Austria                        1,335                1,254
Norway                         1,204                1,132
Finland                        1,033                  971
New Zealand                      873                  821
Portugal                         659                  620
Ireland                          636                  599
Greece                           203                  189
Luxembourg                       199                  190
                            --------             --------
   Total                    $109,940             $103,115
                            ========             ========
---------------------------------------------------------------

a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2000 in Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription

For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

Borrowings

Source of Funding

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally on terms acceptable to IBRD. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

Funding Operations

In FY 2000 medium- and long-term debt raised directly in financial markets by IBRD amounted to $15,789 million compared to $22,443 million in FY 1999. Table 6 summarizes IBRD's funding operations for FY 2000 and FY 1999. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. All proceeds from new funding are initially invested in the liquid asset portfolio and subsequently allocated to the different debt pools funding loans as necessary in accordance with operating guidelines. In FY 2000, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.

IBRD strategically repurchases or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. During FY 2000, IBRD


20 IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000 repurchased or prepaid a total of $807 million of its outstanding borrowings.

Table 6:

--------------------------------------------------------------
                                        FY 2000       FY 1999
                                     ------------------------
Total Medium- and Long-term
Borrowings(a)  (USD million)            $15,789       $22,443
Average Maturity  (years)                   5.8           6.7
Number of Transactions                      148           186
Number of Currencies                         13            12
--------------------------------------------------------------

(a)   Includes one-year notes and represents net proceeds on a trade date basis.

Use of Derivatives

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 2000 the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed rate funding being carried out subsequently in accordance with funding requirements.

Composition of Borrowings

Of the borrowings outstanding after swaps at June 30, 2000, 55% was at variable rates (54% at June 30, 1999). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2000 at 80% of the borrowings portfolio (79% at June 30, 1999). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.

6.  RESULTS OF OPERATIONS

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. Table 7 shows a breakdown of income, net of funding costs.

FY 2000 versus FY 1999

FY 2000 net income was $1,991 million, $473 million higher than in FY 1999. The majority of this change was due to the following:

o A $412 million reduction in loan loss provision expense resulting primarily from a reassessment of the possible losses inherent in the loan portfolio. That assessment concluded that a general improvement in credit quality for certain large borrowers, as well as for the accrual portfolio as a whole, warranted a $243 million reduction in the accumulated provision for loan losses. The remaining $169 million decrease in expense is attributable to a reduction in the growth of the loan portfolio.

o A $345 million increase in loan interest income, net of funding costs, resulting from an increase in the average outstanding loan balance, especially in the higher-yielding special adjustment loans, as well as the improved net returns from the single currency pool loans. Net returns from the single currency pool loans recovered because the higher U.S. dollar borrowing costs were not fully passed through to borrowers in FY 1999. The lower interest waivers and higher front-end fees in effect for the full FY 2000 also contributed to the increase in net returns from the loan portfolio.

o A $208 million reduction in investment income, net of funding costs, primarily as a result of the non-recurring $237 million gain realized in FY 1999 from the liquidation of the held-to-maturity portfolio.

o A $66 million increase in net noninterest expenses, due primarily to a decrease in pension and postretirement income.

FY 1999 versus FY 1998

FY 1999 net income was $1,518 million, $275 million higher than FY 1998. This increase was primarily attributable to:

o A $237 million gain realized upon liquidation of the held-to-maturity portfolio during the first quarter of the fiscal year.

o A $233 million increase in loan interest income, net of funding costs, resulting from the changes in loan pricing. During the year IBRD reduced its interest waiver on existing loans, introduced a front-end fee on new loans and earned higher loan spreads on the special adjustment loans disbursed during the year.

o Offset in part by an increase of $247 million in net noninterest expense due primarily to a decrease in pension and postretirement income.

Net Interest Income

IBRD's primary interest earning assets are its loans and liquid asset investments. Table 8 provides a breakdown of the gross interest income on earning assets (including other loan income). Table 9 provides a breakdown of gross borrowing costs.

FY 2000 versus FY 1999

Loan interest income increased by $504 million to $8,153 million in FY 2000 due primarily to the higher average balance of loans outstanding during the year. This increased volume resulted in an additional $354 million of net income. Additionally, an increase in the average return from loans contributed another $150


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000 21 million to the increase in income. This increase in the weighted average return were mainly due to four factors: i) a higher average rate on the LIBOR-based loans in a rising interest rate environment; ii) the full year effect of the pass through of higher U.S. dollar borrowing costs funding single currency pool loans, iii) a larger proportion of the higher-yielding special adjustment loans during the year; and iv) having lower interest waivers and higher front-end fees in effect for the full fiscal year.

Investment income decreased by $95 million in FY 2000 to $1,589 million primarily due to two factors. In FY 1999, a $237 million one-time gain was realized upon liquidation of the securities in the held-to-maturity portfolio. This was partially offset by $165 million increase in income from higher returns achieved in the increasing interest rate environment seen over the past year.

The cost of borrowing increased by $282 million to $7,128 million in FY 2000, due to higher average borrowings outstanding. The maturity of higher-cost debt in FY 2000 just offset the increase in borrowing costs resulting from interest rate resets on variable rate debt.

FY 1999 versus FY 1998

The main factor contributing to the increase in loan interest income of $768 million was the higher average balance of loans outstanding in terms of U.S. dollars. A higher volume of loans outstanding, representing $607 million of the increased income, was the result of increased net disbursements and the effect of translation into U.S. dollar terms for reporting purposes. Additionally, increases in loan pricing contributed $161 million.

Two significant factors contributed to the increase of $451 million in investment income. In FY 1999 a gain of $237 million was realized upon liquidation of the securities in the held-to-maturity portfolio. Additionally, income increased by $214 million reflecting increases in the average investment balance, offset by the effect of slightly lower market interest rates.

The cost of borrowings increased $702 million. While a falling interest rate environment reduced the cost of borrowings from 6.01% to 5.92%, total costs increased because of the higher average borrowings balance.

Table 7:

In millions of U.S. dollars
-------------------------------------------------------------------------------------
                                                       FY 2000    FY 1999    FY 1998
                                                      ---------  ---------  ---------

Loan interest income, net of funding costs
      Debt funded                                       $  678     $  387     $  374
      Equity funded                                      1,771      1,717      1,497
                                                      --------   --------   --------
   Total loan interest income, net of funding costs      2,449      2,104      1,871
Other loan charges                                          49         59         22
Loan loss provision                                        166       (246)      (251)
Investment income, net of funding costs                    116        324         77
Net noninterest expense                                   (789)      (723)      (476)

                                                      --------   --------   --------
Net Income                                              $1,991     $1,518     $1,243
                                                      ========   ========   ========
-------------------------------------------------------------------------------------


22  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Table 8:

In millions of U.S. dollars
-----------------------------------------------------------------------------------------------------------------------------------
                                            FY 2000                           FY 1999                          FY 1998
                                 -------------------------------  -------------------------------  --------------------------------
                                               Interest Income                   Interest Income                  Interest Income
                                             -------------------               ------------------               -------------------
                                  Average               Return     Average                Return     Average               Return
                                   Volume     Amount       %        Volume      Amount       %       Volume      Amount       %
-------------------------------  ----------  --------  ---------  -----------  ---------  -------  -----------  ---------  --------
Loans by Product

  Multicurrency Pool                $37,654    $2,074      5.51      $39,607     $2,361      5.96     $ 70,047    $ 4,335     6.19
  Single Currency Pools              38,824     3,104      8.00       43,687      3,199      7.32       18,136      1,250     6.89
  Variable-Spread Single
     Currency Loans                  20,791     1,189      5.72       14,970        777      5.19        8,061        448     5.56
  Fixed-Rate Single Currency
     Loans                           11,855       742      6.26        7,468        468      6.27        3,330        218     6.55
  Nonstandard Variable-
     Spread Single Currency
     Loans                            9,676       773      7.99        6,833        477      6.98        2,165        158     7.30
Fixed-Spread Loans                      383        23      6.00           --         --        --           --         --       --
Other Fixed Rate                      2,272       199      8.76        3,618        308      8.51        5,323        450     8.45
Other Loan Income                                  49                                59                                22
                                 ----------  --------  --------   ----------   --------   -------  -----------  ---------  -------
Total Loans                         121,455     8,153      6.71      116,183      7,649      6.58      107,062      6,881     6.43

Cash and Investments                 27,652     1,589      5.74       28,049      1,684      6.00       21,895      1,233     5.63
                                 ----------  --------  --------   ----------   --------   -------  -----------  ---------  -------
    Total Earning Assets           $149,107    $9,742      6.53     $144,232     $9,333      6.47     $128,957     $8,114     6.29
                                 ==========  ========  ========   ==========   ========   =======  ===========  =========  =======
-----------------------------------------------------------------------------------------------------------------------------------

Table 9:

In millions of U.S. dollars
---------------------------------------------------------------------------------------------------------------------------------
                                            FY 2000                           FY 1999                         FY 1998
                                 -------------------------------  -------------------------------  ------------------------------
                                               Borrowing Cost                     Borrowing Cost                   Borrowing Cost
                                             -------------------               ------------------               -----------------
                                  Average                 Cost      Average                Cost      Average                 Cost
                                  Volume      Amount       %        Volume      Amount       %        Volume     Amount       %
-------------------------------  ----------  --------  ---------  -----------  ---------  -------  -----------  ---------  ------

Borrowing Portfolio by Debt Pools

  Multicurrency Pool               $ 26,475    $1,169      4.42      $29,640     $1,514     5.11     $ 54,266    $3,092     5.70
  Single Currency Pools              28,598     2,213      7.74       33,832      2,507     7.41       14,252     1,012     7.10
  Variable-Spread Single
     Currency Loans                  16,828       906      5.38       11,961        581     4.86        6,341       348     5.49
  Fixed-Rate Single
     Currency Loans                  10,162       588      5.79        6,143        367     5.97        2,767       169     6.11
  Nonstandard Variable-
     Spread Single Currency
     Loans                            8,909       501      5.62        5,578        284     5.09        2,164       117     5.41
Fixed-Spread Loans                      423        18      4.26           --         --       --           --        --       --
Other Debt Funding                   29,060     1,733      5.96       28,541      1,593     5.58       22,382     1,406     6.28
                                 ----------  --------  --------   ----------   --------   ------   ----------   -------    -----
Total Borrowings                   $120,455    $7,128      5.92     $115,695     $6,846     5.92     $102,172    $6,144     6.01
                                 ==========  ========  ========   ==========   ========   ======   ==========   =======    =====
--------------------------------------------------------------------------------------------------------------------------------


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  23

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 10.

FY 2000 versus FY 1999

Overall gross administrative expenses decreased by $33 million (see Notes to Financial Statements--Note G). Net noninterest expense increased $66 million. The major factor was that the contribution of income from pension and postretirement benefits dropped by $89 million, as a result of the decrease in the actuarially determined Staff Retirement Plan income.

FY 1999 versus FY 1998

Overall gross administrative expenses increased only slightly. From FY 1998 to FY 1999 net noninterest expense increased by $243 million, generally returning to FY 1997 levels. Staff costs increased 15%; however, the majority of the increase in expense is attributable to the FY 1998 non-recurring reduction in expense realized as a result of the change in accounting for other postretirement benefits. See Notes to the Financial Statements--Note I for a detailed discussion of those changes.

Table 10:

In millions of U.S. dollars
--------------------------------------------------------------------------------
                                               FY 2000     FY 1999      FY 1998
                                              ---------   ----------   ---------
Gross Administrative Expenses
   Staff Costs                                   $ 489        $538         $466
   Consultant Fees                                  88          97           91
   Operational Travel                               92          94           94
   Other Expenses                                  392         365          328
                                              ---------   ---------    ---------
Total Gross Administrative Expenses              1,061       1,094          979
Less: Contribution to Special Programs             126         129          112
                                              ---------   ---------    ---------
Total Net Administrative Expenses                  935         965          867
   Contribution to Special Programs                126         129          112
   Service Fee Revenues                           (118)       (116)        (104)
   Pension & Postretirement Benefit Income        (156)       (245)        (399)
   Net Other Expense (Income)                        2         (10)          --
                                              ---------   ---------    ---------
      Total Net Noninterest Expense               $789        $723         $476
                                              =========   =========    =========
--------------------------------------------------------------------------------


24  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

Glossary of Terms

Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

Cross-Currency Interest Rate Swaps: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

Currency Swaps: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Equity Capital-to-Loans: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for loan losses.

Forward Interest Rate Swaps: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

Futures and Forwards: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations issued by governments.

Interest Rate Swaps: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offer rate.

Maintenance of Value: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

Net Disbursements:  Loan disbursements net of repayments and prepayments.

New Loans: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

Old Loans: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Options: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity: This return is computed as net income divided by the average equity balance during the year.

Risk Bearing Capacity: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Short Sales: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Statutory Lending Limit: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

Time Deposits: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.


                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: JUNE 30, 2000  25

26  IBRD'S MANAGEMENT DISCUSSION AND ANALYSIS: JUNE 30, 2000

                    International Bank for Reconstruction and
                                   Development

INTERNATIONAL BANK FOR RECONSTRUCTION AND
DEVELOPMENT

FINANCIAL STATEMENTS
JUNE 30, 2000

Balance Sheet       30
Statement of Income      32
Statement of Comprehensive Income       33
Statement of Changes in Retained Earnings         33
Statement of Cash Flows       34
Summary Statement of Loans         36
Statement of Subscriptions to Capital Stock and Voting Power     39
Notes to Financial Statements      43
Report of Independent Accountants       68

BALANCE SHEET
June 30, 2000 and June 30, 1999

Expressed in millions of U.S. dollars

                                                                         2000       1999
                                                                       --------   --------
Assets

Due from Banks
  Unrestricted currencies                                              $     32   $     33
  Currencies subject to restrictions--Note A                                659        664
                                                                       --------   --------
                                                                            691        697
                                                                       --------   --------
Investments--Trading--Notes B and E                                      24,941     30,345

Securities Purchased Under Resale Agreements--Trading--Note B               101          6

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of
Subscribed Capital                                                        1,670      1,846

Amounts Receivable from Currency Swaps
  Investments--Trading--Notes B and E                                    11,317     11,420
  Borrowings--Notes D and E                                              67,231     67,592
                                                                       --------   --------
                                                                         78,548     79,012
                                                                       --------   --------
Amounts Receivable to Maintain Value of Currency Holdings on Account
of Subscribed Capital                                                       432        527

Other Receivables
    Amounts receivable from investment securities traded                    189         88
    Accrued income on loans                                               2,196      2,100
                                                                       --------   --------
                                                                          2,385      2,188
                                                                       --------   --------
Loans Outstanding (see Summary Statement of Loans, Notes C and E)
    Total loans                                                         164,858    168,600
    Less undisbursed balance                                             44,754     51,372
                                                                       --------   --------
        Loans outstanding                                               120,104    117,228
    Less:
      Accumulated provision for loan losses                               3,400      3,560
      Deferred loan income                                                  460        363
                                                                       --------   --------
        Net loans outstanding                                           116,244    113,305
                                                                       --------   --------
Other Assets
    Unamortized issuance costs of borrowings                                608        712
    Miscellaneous--Note I                                                 2,190      1,807
                                                                       --------   --------
                                                                          2,798      2,519
                                                                       --------   --------
Total assets                                                           $227,810   $230,445
                                                                       ========   ========


30  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

                                                                               2000        1999
                                                                             --------    --------
Liabilities

Borrowings--Notes D and E
    Short-term                                                               $  4,730    $  5,328
    Medium- and long-term                                                     105,649     110,411
                                                                             --------    --------
                                                                              110,379     115,739
                                                                             --------    --------

Securities Sold Under Repurchase Agreements and Payable for
Cash Collateral Received--Trading--Note B                                          --         102

Amounts Payable for Currency Swaps
    Investments--Trading--Notes B and E                                        11,720      11,501
    Borrowings--Notes D and E                                                  70,864      70,484
                                                                             --------    --------
                                                                               82,584      81,985
                                                                             --------    --------
Amounts Payable to Maintain Value of Currency Holdings on Account
of Subscribed Capital                                                              56         111

Other Liabilities
    Amounts payable for investment securities purchased                           529         167
    Accrued charges on borrowings                                               3,312       3,012
    Payable for Board of Governors-approved transfers--Note F                     861         607
    Liabilities under other postretirement benefits plans--Note I                 119         103
    Accounts payable and miscellaneous liabilities                                681         598
                                                                             --------    --------
                                                                                5,502       4,487
                                                                             --------    --------
Total liabilities                                                             198,521     202,424
                                                                             --------    --------

Equity

Capital Stock (see Statement of Subscriptions to Capital Stock and Voting
Power, Note A)
    Authorized capital (1,581,724 shares--June 30, 2000 and June 30, 1999)
      Subscribed capital
        (1,563,443 shares--June 30, 2000; 1,560,243 shares--June 30, 1999)    188,606     188,220
      Less uncalled portion of subscriptions                                  177,188     176,825
                                                                             --------    --------
                                                                               11,418      11,395

Amounts to Maintain Value of Currency Holdings--Note A                           (522)       (453)

Payments on Account of Pending Subscriptions--Note A                                7           7

Retained Earnings (see Statement of Changes in Retained Earnings, Note F)      19,027      17,709

Accumulated Other Comprehensive Income--Note K                                   (641)       (637)
                                                                             --------    --------
Total equity                                                                   29,289      28,021
                                                                             --------    --------
Total liabilities and equity                                                 $227,810    $230,445
                                                                             ========    ========

  The Notes to Financial Statements are an integral part of these Statements.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  31

STATEMENT OF INCOME
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998

Expressed in millions of U.S. dollars

                                                                              2000       1999       1998
                                                                            -------    -------    -------
Income
  Income from loans--Note C
    Interest                                                                $ 8,041    $ 7,535    $ 6,775
    Commitment charges                                                          112        114        106
  Income from investments--Note B
    Trading
      Interest                                                                1,575      1,425      1,107
      Net gains (losses)
        Realized                                                                  3          1        (10)
        Unrealized                                                                3         (5)         1
    Held-to-maturity
      Interest                                                                   --         47        176
      Realized gains                                                             --        237         --
  Income from securities purchased under resale agreements--Note B               12         15         59
  Income from assets designated for other postretirement
    benefits plans--Notes B and I                                                --         --        107
  Income from Staff Retirement Plan--Note I                                     166        255        182
  Other income--Notes G and H                                                   133        134        114
                                                                            -------    -------    -------
    Total income                                                             10,045      9,758      8,617
                                                                            -------    -------    -------
Expenses
  Borrowing expenses--Note D
    Interest                                                                  6,979      6,704      5,993
    Amortization of issuance and other borrowing costs                          149        142        151
  Interest on securities sold under repurchase agreements and payable for
    cash collateral received--Note B                                              4         36        100
  Administrative expenses--Notes G and H                                        935        965        867
  Contributions to special programs--Note G                                     126        129        112
  Other postretirement benefits expense--Note I                                  10         10         50
  Provision for loan losses--Note C                                            (166)       246        251
  Other expenses                                                                 17          8         10
                                                                            -------    -------    -------
    Total expenses                                                            8,054      8,240      7,534
                                                                            -------    -------    -------
Operating Income                                                              1,991      1,518      1,083
  Effect of accounting change--Note I                                            --         --        160
                                                                            -------    -------    -------
Net Income                                                                  $ 1,991    $ 1,518    $ 1,243
                                                                            =======    =======    =======

  The Notes to Financial Statements are an integral part of these Statements.


32  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998

Expressed in millions of U.S. dollars

                                                     2000       1999      1998
                                                   -------    -------   -------
Net income                                         $ 1,991    $ 1,518   $ 1,243
Other comprehensive income--Note K
  Currency translation adjustments                      (4)       323    (1,045)
                                                   -------    -------   -------
    Total other comprehensive income (loss)             (4)       323    (1,045)
                                                   -------    -------   -------
Comprehensive income                               $ 1,987    $ 1,841   $   198
                                                   =======    =======   =======

STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998

Expressed in millions of U.S. dollars

                                                                   2000       1999       1998
                                                                 -------    -------    -------
Retained earnings at beginning of the fiscal year                $17,709    $16,733    $16,194
  Board of Governors-approved transfers to--Note F
    International Development Association                           (348)      (352)      (304)
    Trust Fund for Gaza and West Bank                                (60)       (90)        --
    Trust Fund for East Timor                                        (10)        --         --
    Heavily Indebted Poor Countries Debt Initiative Trust Fund      (200)      (100)      (250)
    Multilateral Investment Guarantee Agency                          --         --       (150)
    Capacity building in Africa                                      (30)        --         --
    Trust Fund for Kosovo                                            (25)        --         --
  Net income for the fiscal year                                   1,991      1,518      1,243
                                                                 -------    -------    -------
Retained earnings at end of the fiscal year                      $19,027    $17,709    $16,733
                                                                 =======    =======    =======

  The Notes to Financial Statements are an integral part of these Statements.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  33

STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998

Expressed in millions of U.S. dollars

                                                                                2000        1999        1998
                                                                              --------    --------    --------
Cash flows from lending and investing activities
  Loans
    Disbursements                                                             $(13,222)   $(18,100)   $(19,193)
    Principal repayments                                                         9,973       9,988      10,146
    Principal prepayments                                                          499          94       1,372
    Loan origination fees received                                                  19          32          --
  Investments: Held-to-maturity
    Purchases of securities and repayments of securities sold under
      repurchase agreements                                                         --     (13,266)    (33,202)
    Maturities of securities and proceeds from securities sold under
      repurchase agreements                                                         --      13,426      33,184
    Proceeds from sale of held-to-maturity portfolio net of securities sold
      under repurchase agreements                                                   --       1,389          --
                                                                              --------    --------    --------
      Net cash used in lending and investing activities                         (2,731)     (6,437)     (7,693)
                                                                              --------    --------    --------
Cash flows from Board of Governors-approved transfers to
  International Development Association                                            (50)         --        (298)
  Debt Reduction Facility for IDA-Only Countries                                   (19)         --         (18)
  Trust Fund for Gaza and West Bank                                                (83)        (62)        (60)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund                      (200)         --        (250)
  Multilateral Investment Guarantee Agency                                          --          --        (150)
  Trust Fund for East Timor, Trust Fund for Kosovo, and
    capacity building in Africa                                                    (65)         --          --
                                                                              --------    --------    --------
      Net cash used in Board of Governors-approved transfers                      (417)        (62)       (776)
                                                                              --------    --------    --------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues                                                                  15,206      21,846      27,748
    Retirements                                                                (19,211)    (10,034)    (13,569)
  Net short-term borrowings                                                       (917)     (1,512)     (1,009)
  Net currency swaps--Borrowings                                                  (454)       (340)       (300)
  Net capital stock transactions                                                   154         175         217
                                                                              --------    --------    --------
      Net cash (used in) provided by financing activities                       (5,222)     10,135      13,087
                                                                              --------    --------    --------
Cash flows from operating activities
  Net income                                                                     1,991       1,518       1,243
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization                                                  884         819         855
    Amortization of deferred loan income                                           (30)        (20)         (8)
    Provision for loan losses                                                     (166)        246         251
    Income from Staff Retirement Plan                                             (166)       (255)       (182)
    Gain on sale of held-to-maturity portfolio                                      --        (237)         --
    Changes in other assets and liabilities
      Increase in accrued income on loans and held-to-maturity investments         (99)        (46)       (157)
      (Increase) decrease in miscellaneous assets                                 (269)       (130)        190
      Increase in net assets associated with other postretirement benefits          --          --        (739)
      Increase in accrued charges on borrowings                                    322         470         448
      Increase (decrease) in accounts payable and miscellaneous liabilities        135        (258)        253
                                                                              --------    --------    --------
        Net cash provided by operating activities                                2,602       2,107       2,154
                                                                              --------    --------    --------


34  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

                                                                                 2000       1999       1998
                                                                               -------    -------    -------
Effect on liquid investments due to decrease in net assets associated with
   other postretirement benefits                                               $    --    $   650    $    --
Effect of exchange rate changes on unrestricted cash and liquid investments        (23)       224       (207)
                                                                               -------    -------    -------
Net (decrease) increase in unrestricted cash and liquid investments             (5,791)     6,617      6,565
Unrestricted cash and liquid investments at beginning of the fiscal year        30,122     23,505     16,940
                                                                               -------    -------    -------
Unrestricted cash and liquid investments at end of the fiscal year             $24,331    $30,122    $23,505
                                                                               =======    =======    =======
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio                                        $24,941    $30,345    $23,441
  Unrestricted currencies                                                           32         33         55
  Net (payable) receivable for investment securities
    traded/purchased--Trading                                                     (340)       (79)         7
  Net (payable) receivable from currency swaps--Investments                       (403)       (81)       397
  Net receivable (payable) for securities purchased/sold under resale/repur-
    chase agreements and payable for cash collateral received                      101        (96)      (395)
                                                                               -------    -------    -------
                                                                               $24,331    $30,122    $23,505
                                                                               =======    =======    =======
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding                                                          $    16    $ 2,519    ($6,994)
    Investments--Held-to-maturity                                                   --         13          2
    Borrowings                                                                  (1,173)     1,010     (7,239)
    Currency swaps--Borrowings                                                   1,195      1,244      1,632
  Capitalized loan origination fees included in total loans                        110        115         90


  The Notes to Financial Statements are an integral part of these Statements.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  35

SUMMARY STATEMENT OF LOANS
June 30, 2000

Expressed in millions of U.S. dollars

                                                            Loans approved     Undisbursed                    Percentage of
                                                              but not yet       balance of        Loans        total loans
Borrower or guarantor                         Total loans     effective(1)  effective loans(2) outstanding     outstanding
---------------------------------------------------------------------------------------------------------------------------
Algeria                                           $ 2,045           $  97        $  459          $ 1,489              1.24%
Argentina                                          11,374              87         2,995            8,292              6.90
Armenia                                                 9              --            --                9              0.01
Bahamas, The                                            3              --            --                3                 *
Bangladesh                                             27              --            --               27              0.02
Barbados                                               17              --             2               15              0.01
Belarus                                               125              --            13              112              0.09
Belize                                                 45              --             4               41              0.03
Bolivia                                                 5              --            --                5                 *
Bosnia and Herzegovina                                569              --            --              569              0.48
Botswana                                               19              --            --               19              0.02
Brazil                                             10,747             544         2,580            7,623              6.35
Bulgaria                                            1,059              72           167              820              0.68
Cameroon                                              298              53            --              245              0.21
Chad                                                   40              40            --               --                --
Chile                                               1,026              --           174              852              0.71
China                                              19,769           1,829         7,221           10,719              8.93
Colombia                                            2,936             125           927            1,884              1.57
Congo, Democratic Republic of                          81              --            --               81              0.07
Congo, Republic of                                     67              --            --               67              0.06
Costa Rica                                            182              33            14              135              0.11
Cote d'Ivoire                                         625              --            --              625              0.52
Croatia                                               656              --           270              386              0.32
Cyprus                                                 41              --            --               41              0.04
Czech Republic                                        287              --            --              287              0.24
Dominica                                                7              --             5                2                 *
Dominican Republic                                    460              17           162              281              0.24
Ecuador                                             1,187             162           175              850              0.71
Egypt, Arab Republic of                             1,149             395            56              698              0.58
El Salvador                                           525              --           228              297              0.25
Estonia                                               108              23             5               80              0.07
Fiji                                                   22              --            --               22              0.02
Gabon                                                  82              --            16               66              0.05
Ghana                                                  14              --            --               14              0.01
Grenada                                                 5              --             4                1                 *
Guatemala                                             500              54           180              266              0.22
Guyana                                                 10              --            --               10              0.01
Honduras                                              165              --            --              165              0.14
Hungary                                               773              --           198              575              0.48
India                                              11,071             808         2,755            7,508              6.25
Indonesia                                          14,354              --         2,599           11,755              9.79
Iran, Islamic Republic of                             835             232           163              440              0.37
Iraq                                                   38              --            --               38              0.03
Jamaica                                               417              --            50              367              0.31
Jordan                                              1,033              35           185              813              0.68
Kazakhstan                                          1,708              17           629            1,062              0.88
Kenya                                                  62              --            --               62              0.05
Korea, Republic of                                  8,296              --           136            8,160              6.79
Latvia                                                304              --            70              234              0.19
Lebanon                                               703             136           324              243              0.20


36  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

                                                            Loans approved     Undisbursed                    Percentage of
                                                              but not yet       balance of        Loans        total loans
Borrower or guarantor                         Total loans     effective(1)  effective loans(2) outstanding     outstanding
---------------------------------------------------------------------------------------------------------------------------
Lesotho                                            $   96            $ --        $   38          $    58              0.05%
Liberia                                               133              --            --              133              0.11
Lithuania                                             325              53            69              203              0.17
Macedonia, former Yugoslav Republic of                171              --            65              106              0.09
Malawi                                                 13              --            --               13              0.01
Malaysia                                            1,189              --           331              858              0.71
Mauritania                                              1              --            --                1                 *
Mauritius                                             115               5            14               96              0.08
Mexico                                             14,075              58         2,906           11,111              9.25
Moldova                                               213              --            19              194              0.16
Morocco                                             3,380               7           448            2,925              2.44
Nicaragua                                               7              --            --                7              0.01
Nigeria                                             1,844              --            40            1,804              1.50
Oman                                                    4              --            --                4                 *
Pakistan                                            3,462              --           287            3,175              2.64
Panama                                                365              --            80              285              0.24
Papua New Guinea                                      392              17           118              257              0.21
Paraguay                                              322              --           132              190              0.16
Peru                                                2,986              95           427            2,464              2.05
Philippines                                         5,070             150         1,090            3,830              3.19
Poland                                              3,019             148           766            2,105              1.75
Romania                                             2,642              68           784            1,790              1.49
Russian Federation                                  9,982              90         3,171            6,721              5.60
St. Kitts and Nevis                                    13              --             9                4                 *
St. Lucia                                              14              --             8                6                 *
St. Vincent and the Grenadines                          3              --             3                *                 *
Senegal                                                 3              --            --                3                 *
Seychelles                                              3              --             *                3                 *
Slovak Republic                                       206              --             5              201              0.17
Slovenia                                              122               9            13              100              0.08
South Africa                                           25              --            23                2                 *
Sri Lanka                                              16              --             *               16              0.01
Sudan                                                   1              --            --                1                 *
Swaziland                                              30              --            21                9              0.01
Syrian Arab Republic                                   31              --            --               31              0.03
Tanzania                                               14              --            --               14              0.01
Thailand                                            3,832              --         1,083            2,749              2.29
Trinidad and Tobago                                   133              --            45               88              0.07
Tunisia                                             1,966             204           516            1,246              1.04
Turkey                                              5,695              --         2,419            3,276              2.73


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  37

June 30, 2000

Expressed in millions of U.S. dollars

                                                            Loans approved      Undisbursed                       Percentage of
                                                              but not yet        balance of          Loans         total loans
Borrower or guarantor                         Total loans     effective(1)   effective loans(2)   outstanding      outstanding
-------------------------------------------------------------------------------------------------------------------------------
Turkmenistan                                     $     70          $   --         $    46           $     24              0.02%
Ukraine                                             2,471              18             503              1,950              1.62
Uruguay                                               797              27             216                554              0.46
Uzbekistan                                            429              29             192                208              0.17
Venezuela, Republica Bolivariana de                 1,414              23             336              1,055              0.88
Yugoslavia, Federal Republic of
  (Serbia/Montenegro)(3)                            1,111              --              --              1,111              0.93
Zambia                                                 28              --              --                 28              0.02
Zimbabwe                                              465              --               5                460              0.38
                                             -------------     -----------    ------------      -------------       -----------
Subtotal(5)                                       164,578           5,760          38,994            119,824             99.76
Caribbean Development Bank(4)                           7              --              --                  7              0.01
International Finance
Corporation                                           273              --              --                273              0.23
                                             -------------     -----------    ------------      -------------       -----------
Total--June 30, 2000(5)                          $164,858          $5,760         $38,994           $120,104           100.00%
                                             =============     ===========    ============      =============       ===========
Total--June 30, 1999                             $168,600          $8,355         $43,017           $117,228
                                             =============     ===========    ============      =============

*Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES
1. Loans totaling $4,754 million ($4,371 million--June 30, 1999) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $1,006 million ($3,984 million--June 30, 1999) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.
2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,165 million ($1,301 million--June 30, 1999).
3.    See Notes to Financial Statements--Notes A and C.
4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.
5.    May differ from the sum of individual figures shown due to rounding.

  The Notes to Financial Statements are an integral part of these Statements.


38  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2000

Expressed in millions of U.S. dollars

------------------------------------------------------------------------------------------------------------------------------
                                                                 Subscriptions                               Voting Power
                                         ------------------------------------------------------------  -----------------------
------------------------------------------------------------------------------------------------------------------------------
                                                     Percentage                            Amounts         Number
                                                         of           Total    Amounts     subject           of     Percentage
Member                                        Shares    total        amounts  paid in(1) to call(1,2)       votes    of total
------------------------------------------------------------------------------------------------------------------------------
Afghanistan                                      300       0.02%    $   36.2      $  3.6     $   32.6          550       0.03%
Albania                                          830       0.05        100.1         3.6         96.5        1,080       0.07
Algeria                                        9,252       0.59      1,116.1        67.1      1,049.0        9,502       0.59
Angola                                         2,676       0.17        322.8        17.5        305.4        2,926       0.18
Antigua and Barbuda                              520       0.03         62.7         1.3         61.5          770       0.05
Argentina                                     17,911       1.15      2,160.7       132.2      2,028.4       18,161       1.13
Armenia                                        1,139       0.07        137.4         5.9        131.5        1,389       0.09
Australia                                     24,464       1.56      2,951.2       181.8      2,769.5       24,714       1.54
Austria                                       11,063       0.71      1,334.6        80.7      1,253.9       11,313       0.70
Azerbaijan                                     1,646       0.11        198.6         9.7        188.8        1,896       0.12
Bahamas, The                                   1,071       0.07        129.2         5.4        123.8        1,321       0.08
Bahrain                                        1,103       0.07        133.1         5.7        127.4        1,353       0.08
Bangladesh                                     4,854       0.31        585.6        33.9        551.6        5,104       0.32
Barbados                                         948       0.06        114.4         4.5        109.9        1,198       0.07
Belarus                                        3,323       0.21        400.9        22.3        378.5        3,573       0.22
Belgium                                       28,983       1.85      3,496.4       215.8      3,280.6       29,233       1.82
Belize                                           586       0.04         70.7         1.8         68.9          836       0.05
Benin                                            868       0.06        104.7         3.9        100.8        1,118       0.07
Bhutan                                           479       0.03         57.8         1.0         56.8          729       0.05
Bolivia                                        1,785       0.11        215.3        10.8        204.5        2,035       0.13
Bosnia and Herzegovina                           549       0.04         66.2         5.8         60.4          799       0.05
Botswana                                         615       0.04         74.2         2.0         72.2          865       0.05
Brazil                                        33,287       2.13      4,015.6       245.5      3,770.1       33,537       2.08
Brunei Darussalam                              2,373       0.15        286.3        15.2        271.1        2,623       0.16
Bulgaria                                       5,215       0.33        629.1        36.5        592.6        5,465       0.34
Burkina Faso                                     868       0.06        104.7         3.9        100.8        1,118       0.07
Burundi                                          716       0.05         86.4         3.0         83.4          966       0.06
Cambodia                                         214       0.01         25.8         2.6         23.2          464       0.03
Cameroon                                       1,527       0.10        184.2         9.0        175.2        1,777       0.11
Canada                                        44,795       2.87      5,403.8       334.9      5,068.9       45,045       2.80
Cape Verde                                       508       0.03         61.3         1.2         60.1          758       0.05
Central African Republic                         862       0.06        104.0         3.9        100.1        1,112       0.07
Chad                                             862       0.06        104.0         3.9        100.1        1,112       0.07
Chile                                          6,931       0.44        836.1        49.6        786.6        7,181       0.45
China                                         44,799       2.87      5,404.3       335.0      5,069.3       45,049       2.80
Colombia                                       6,352       0.41        766.3        45.2        721.1        6,602       0.41
Comoros                                          282       0.02         34.0         0.3         33.7          532       0.03
Congo, Democratic Republic of                  2,643       0.17        318.8        25.4        293.5        2,893       0.18
Congo, Republic of                               927       0.06        111.8         4.3        107.5        1,177       0.07
Costa Rica                                       233       0.01         28.1         1.9         26.2          483       0.03
Cote d'Ivoire                                  2,516       0.16        303.5        16.4        287.1        2,766       0.17
Croatia                                        2,293       0.15        276.6        17.3        259.3        2,543       0.16
Cyprus                                         1,461       0.09        176.2         8.4        167.9        1,711       0.11
Czech Republic                                 6,308       0.40        761.0        45.9        715.0        6,558       0.41
Denmark                                       13,451       0.86      1,622.7        97.8      1,524.9       13,701       0.85
Djibouti                                         559       0.04         67.4         1.6         65.9          809       0.05
Dominica                                         504       0.03         60.8         1.1         59.7          754       0.05
Dominican Republic                             2,092       0.13        252.4        13.1        239.3        2,342       0.15
Ecuador                                        2,771       0.18        334.3        18.2        316.1        3,021       0.19
Egypt, Arab Republic of                        7,108       0.45        857.5        50.9        806.6        7,358       0.46


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  39

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER  (Continued)
June 30, 2000

Expressed in millions of U.S. dollars

------------------------------------------------------------------------------------------------------------------------------
                                                                 Subscriptions                               Voting Power
                                         ------------------------------------------------------------  -----------------------
------------------------------------------------------------------------------------------------------------------------------
                                                     Percentage                            Amounts         Number
                                                         of           Total    Amounts     subject           of     Percentage
Member                                        Shares    total        amounts  paid in(1) to call(1,2)       votes    of total
------------------------------------------------------------------------------------------------------------------------------
El Salvador                                      141       0.01%   $    17.0      $  1.7    $    15.3          391       0.02%
Equatorial Guinea                                715       0.05         86.3         2.7         83.5          965       0.06
Eritrea                                          593       0.04         71.5         1.8         69.7          843       0.05
Estonia                                          923       0.06        111.3         4.3        107.1        1,173       0.07
Ethiopia                                         978       0.06        118.0         4.7        113.3        1,228       0.08
Fiji                                             987       0.06        119.1         4.8        114.3        1,237       0.08
Finland                                        8,560       0.55      1,032.6        61.9        970.8        8,810       0.55
France                                        69,397       4.44      8,371.7       520.4      7,851.3       69,647       4.33
Gabon                                            987       0.06        119.1         5.1        113.9        1,237       0.08
Gambia, The                                      543       0.03         65.5         1.5         64.0          793       0.05
Georgia                                        1,584       0.10        191.1         9.3        181.8        1,834       0.11
Germany                                       72,399       4.63      8,733.9       542.9      8,190.9       72,649       4.52
Ghana                                          1,525       0.10        184.0        12.7        171.2        1,775       0.11
Greece                                         1,684       0.11        203.1        14.1        189.1        1,934       0.12
Grenada                                          531       0.03         64.1         1.4         62.7          781       0.05
Guatemala                                      2,001       0.13        241.4        12.4        229.0        2,251       0.14
Guinea                                         1,292       0.08        155.9         7.1        148.8        1,542       0.10
Guinea-Bissau                                    540       0.03         65.1         1.4         63.7          790       0.05
Guyana                                         1,058       0.07        127.6         5.3        122.3        1,308       0.08
Haiti                                          1,067       0.07        128.7         5.4        123.3        1,317       0.08
Honduras                                         641       0.04         77.3         2.3         75.0          891       0.06
Hungary                                        8,050       0.51        971.1        58.0        913.1        8,300       0.52
Iceland                                        1,258       0.08        151.8         6.8        144.9        1,508       0.09
India                                         44,795       2.87      5,403.8       333.7      5,070.1       45,045       2.80
Indonesia                                     14,981       0.96      1,807.2       110.3      1,697.0       15,231       0.95
Iran, Islamic Republic of                     23,686       1.51      2,857.4       175.8      2,681.5       23,936       1.49
Iraq                                           2,808       0.18        338.7        27.1        311.6        3,058       0.19
Ireland                                        5,271       0.34        635.9        37.1        598.8        5,521       0.34
Israel                                         4,750       0.30        573.0        33.2        539.8        5,000       0.31
Italy                                         44,795       2.87      5,403.8       334.8      5,069.0       45,045       2.80
Jamaica                                        2,578       0.16        311.0        16.8        294.2        2,828       0.18
Japan                                        127,000       8.12     15,320.6       944.0     14,376.7      127,250       7.91
Jordan                                         1,388       0.09        167.4         7.8        159.6        1,638       0.10
Kazakhstan                                     2,985       0.19        360.1        19.8        340.3        3,235       0.20
Kenya                                          2,461       0.16        296.9        15.9        281.0        2,711       0.17
Kiribati                                         465       0.03         56.1         0.9         55.2          715       0.04
Korea, Republic of                            15,817       1.01      1,908.1       114.5      1,793.5       16,067       1.00
Kuwait                                        13,280       0.85      1,602.0        97.4      1,504.6       13,530       0.84
Kyrgyz Republic                                1,107       0.07        133.5         5.7        127.9        1,357       0.08
Lao People's Democratic Republic                 178       0.01         21.5         1.5         20.0          428       0.03
Latvia                                         1,384       0.09        167.0         7.8        159.2        1,634       0.10
Lebanon                                          340       0.02         41.0         1.1         39.9          590       0.04
Lesotho                                          663       0.04         80.0         2.3         77.6          913       0.06
Liberia                                          463       0.03         55.9         2.6         53.3          713       0.04
Libya                                          7,840       0.50        945.8        57.0        888.8        8,090       0.50
Lithuania                                      1,507       0.10        181.8         8.7        173.1        1,757       0.11
Luxembourg                                     1,652       0.11        199.3         9.8        189.5        1,902       0.12
Macedonia, former Yugoslav Republic of           427       0.03         51.5         3.2         48.3          677       0.04
Madagascar                                     1,422       0.09        171.5         8.1        163.5        1,672       0.10
Malawi                                         1,094       0.07        132.0         5.6        126.4        1,344       0.08


40  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

------------------------------------------------------------------------------------------------------------------------------
                                                                 Subscriptions                               Voting Power
                                         ------------------------------------------------------------  -----------------------
------------------------------------------------------------------------------------------------------------------------------
                                                     Percentage                            Amounts         Number
                                                         of           Total    Amounts     subject           of     Percentage
Member                                        Shares    total        amounts  paid in(1) to call(1,2)       votes    of total
------------------------------------------------------------------------------------------------------------------------------
Malaysia                                       8,244       0.53%    $  994.5      $ 59.5     $  935.0        8,494       0.53%
Maldives                                         469       0.03         56.6         0.9         55.7          719       0.04
Mali                                           1,162       0.07        140.2         6.1        134.1        1,412       0.09
Malta                                          1,074       0.07        129.6         5.4        124.1        1,324       0.08
Marshall Islands                                 469       0.03         56.6         0.9         55.7          719       0.04
Mauritania                                       900       0.06        108.6         4.1        104.4        1,150       0.07
Mauritius                                      1,242       0.08        149.8         6.7        143.1        1,492       0.09
Mexico                                        18,804       1.20      2,268.4       139.0      2,129.4       19,054       1.18
Micronesia, Federated States of                  479       0.03         57.8         1.0         56.8          729       0.05
Moldova                                        1,368       0.09        165.0         7.6        157.4        1,618       0.10
Mongolia                                         466       0.03         56.2         2.3         53.9          716       0.04
Morocco                                        4,973       0.32        599.9        34.8        565.1        5,223       0.32
Mozambique                                       930       0.06        112.2         4.8        107.4        1,180       0.07
Myanmar                                        2,484       0.16        299.7        16.1        283.6        2,734       0.17
Namibia                                        1,523       0.10        183.7         8.8        174.9        1,773       0.11
Nepal                                            968       0.06        116.8         4.6        112.1        1,218       0.08
Netherlands                                   35,503       2.27      4,282.9       264.8      4,018.1       35,753       2.22
New Zealand                                    7,236       0.46        872.9        51.9        821.0        7,486       0.47
Nicaragua                                        608       0.04         73.3         2.1         71.3          858       0.05
Niger                                            852       0.05        102.8         3.8         99.0        1,102       0.07
Nigeria                                       12,655       0.81      1,526.6        92.7      1,433.9       12,905       0.80
Norway                                         9,982       0.64      1,204.2        72.6      1,131.6       10,232       0.64
Oman                                           1,561       0.10        188.3         9.1        179.2        1,811       0.11
Pakistan                                       9,339       0.60      1,126.6        67.8      1,058.9        9,589       0.60
Palau, Republic of                               16          *           1.9         0.2          1.8          266       0.02
Panama                                           385       0.02         46.4         3.2         43.2          635       0.04
Papua New Guinea                               1,294       0.08        156.1         7.1        149.0        1,544       0.10
Paraguay                                       1,229       0.08        148.3         6.6        141.6        1,479       0.09
Peru                                           5,331       0.34        643.1        37.5        605.6        5,581       0.35
Philippines                                    6,844       0.44        825.6        48.9        776.7        7,094       0.44
Poland                                        10,908       0.70      1,315.9        79.6      1,236.3       11,158       0.69
Portugal                                       5,460       0.35        658.7        38.5        620.2        5,710       0.35
Qatar                                          1,096       0.07        132.2         9.0        123.3        1,346       0.08
Romania                                        4,011       0.26        483.9        30.5        453.4        4,261       0.26
Russian Federation                            44,795       2.87      5,403.8       333.9      5,070.0       45,045       2.80
Rwanda                                         1,046       0.07        126.2         5.2        120.9        1,296       0.08
St. Kitts and Nevis                              275       0.02         33.2         0.3         32.9          525       0.03
St. Lucia                                        552       0.04         66.6         1.5         65.1          802       0.05
St. Vincent and the Grenadines                   278       0.02         33.5         0.3         33.2          528       0.03
Samoa                                            531       0.03         64.1         1.4         62.7          781       0.05
Sao Tome and Principe                            495       0.03         59.7         1.1         58.6          745       0.05
Saudi Arabia                                  44,795       2.87      5,403.8       335.0      5,068.9       45,045       2.80
Senegal                                        2,072       0.13        250.0        13.0        237.0        2,322       0.14
Seychelles                                       263       0.02         31.7         0.2         31.6          513       0.03
Sierra Leone                                     718       0.05         86.6         3.0         83.6          968       0.06
Singapore                                        320       0.02         38.6         3.9         34.7          570       0.04
Slovak Republic                                3,216       0.21        388.0        23.0        365.0        3,466       0.22
Slovenia                                       1,261       0.08        152.1         9.5        142.6        1,511       0.09
Solomon Islands                                  513       0.03         61.9         1.2         60.7          763       0.05
Somalia                                          552       0.04         66.6         3.3         63.3          802       0.05


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  41

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER  (Continued)
June 30, 2000

Expressed in millions of U.S. dollars

------------------------------------------------------------------------------------------------------------------------------
                                                                 Subscriptions                               Voting Power
                                         ------------------------------------------------------------  -----------------------
------------------------------------------------------------------------------------------------------------------------------
                                                     Percentage                            Amounts         Number
                                                         of           Total    Amounts     subject           of     Percentage
Member                                        Shares    total        amounts  paid in(1) to call(1,2)       votes    of total
------------------------------------------------------------------------------------------------------------------------------
South Africa                                  13,462       0.86%   $ 1,624.0    $   98.8    $ 1,525.2       13,712       0.85%
Spain                                         23,686       1.51      2,857.4       175.6      2,681.7       23,936       1.49
Sri Lanka                                      3,817       0.24        460.5        26.1        434.3        4,067       0.25
Sudan                                            850       0.05        102.5         7.2         95.3        1,100       0.07
Suriname                                         412       0.03         49.7         2.0         47.7          662       0.04
Swaziland                                        440       0.03         53.1         2.0         51.1          690       0.04
Sweden                                        14,974       0.96      1,806.4       110.2      1,696.2       15,224       0.95
Switzerland                                   26,606       1.70      3,209.6       197.2      3,012.4       26,856       1.67
Syrian Arab Republic                           2,202       0.14        265.6        14.0        251.7        2,452       0.15
Tajikistan                                     1,060       0.07        127.9         5.3        122.5        1,310       0.08
Tanzania                                       1,295       0.08        156.2        10.0        146.2        1,545       0.10
Thailand                                       6,349       0.41        765.9        45.2        720.7        6,599       0.41
Togo                                           1,105       0.07        133.3         5.7        127.6        1,355       0.08
Tonga                                            494       0.03         59.6         1.1         58.5          744       0.05
Trinidad and Tobago                            2,664       0.17        321.4        17.6        303.7        2,914       0.18
Tunisia                                          719       0.05         86.7         5.7         81.1          969       0.06
Turkey                                         7,379       0.47        890.2        52.9        837.2        7,629       0.47
Turkmenistan                                     526       0.03         63.5         2.9         60.5          776       0.05
Uganda                                           617       0.04         74.4         4.4         70.1          867       0.05
Ukraine                                       10,908       0.70      1,315.9        79.3      1,236.6       11,158       0.69
United Arab Emirates                           2,385       0.15        287.7        22.6        265.1        2,635       0.16
United Kingdom                                69,397       4.44      8,371.7       539.5      7,832.2       69,647       4.33
United States                                264,969      16.95     31,964.5     1,998.4     29,966.2      265,219      16.49
Uruguay                                        2,812       0.18        339.2        18.6        320.7        3,062       0.19
Uzbekistan                                     2,493       0.16        300.7        16.1        284.7        2,743       0.17
Vanuatu                                          586       0.04         70.7         1.8         68.9          836       0.05
Venezuela, Republica Bolivariana de           20,361       1.30      2,456.2       150.8      2,305.5       20,611       1.28
Vietnam                                          968       0.06        116.8         8.1        108.7        1,218       0.08
Yemen, Republic of                             2,212       0.14        266.8        14.0        252.8        2,462       0.15
Zambia                                         2,810       0.18        339.0        20.0        319.0        3,060       0.19
Zimbabwe                                       3,325       0.21        401.1        22.4        378.7        3,575       0.22
                                         -----------  ---------   ----------  ----------  -----------  -----------  ---------
Total--June 30, 2000(2)                    1,563,443     100.00%    $188,606     $11,418     $177,188    1,608,693     100.00%
                                         ===========  =========   ==========  ==========  ===========  ===========  =========
Total--June 30, 1999                       1,560,243     100.00%    $188,220     $11,395     $176,825    1,605,493
                                         ===========  =========   ==========  ==========  ===========  ===========

NOTES

1. See Notes to Financial Statements--Note A.
2. May differ from the sum of individual figures shown due to rounding.

  The Notes to Financial Statements are an integral part of these Statements.


42  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to reduce poverty through promoting sustainable economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association
(IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). IBRD, IDA, IFC, and MIGA are collectively known as the World Bank Group. Each of these other organizations in the World Bank Group is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgements have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

Translation of Currencies: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  43
in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

Loans: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also offers multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are


44 IBRD FINANCIAL STATEMENTS: JUNE 30, 2000 included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

Investments: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD takes possession of securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures and options. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

Fair Value Disclosures: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  45
available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

Accounting and Reporting Developments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement will significantly change accounting and reporting standards for all derivative instruments, and hedging activities. It requires a company to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. The effective date of this standard was delayed by one year, to fiscal years beginning after June 15, 2000 by the issuance of SFAS No. 137. In June 2000, SFAS No. 133 was further amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which addresses a limited number of implementation issues.

In addition, in December 1998, the International Accounting Standards Committee
(IASC) issued International Accounting Standard (IAS) 39 "Financial Instruments:
Recognition and Measurement". IAS 39 requires that all financial assets and liabilities, including derivatives, be included on the balance sheet and is effective for fiscal years beginning on or after January 1, 2001 although earlier application is permitted. IBRD intends to adopt the provisions of IAS 39 in fiscal year 2001. Therefore, for IBRD, IAS 39 and SFAS No.133 along with its amendments under SFAS No. 138 will be effective for the fiscal year beginning July 1, 2000. IBRD is currently in the process of evaluating the potential impact, including transition adjustment, of these standards on its financial statements.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

Capital Stock: At June 30, 2000, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 1999) authorized shares, of which 1,563,443
(1,560,243--June 30, 1999) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,418 million ($11,395 million--June 30, 1999) has been paid in, and the remaining $177,188 million ($176,825 million--June 30, 1999) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Currencies Subject to Restrictions: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

Maintenance of Value: Of the total amount of $522 million ($453 million--June 30, 1999) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $169 million ($87 million--June 30, 1999) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $353 million ($366 million--June 30, 1999) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

Membership: In February 1993, IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer,


46 IBRD FINANCIAL STATEMENTS: JUNE 30, 2000 no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  47

Liquid Portfolio: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2000 and June 30, 1999 is as follows:

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------------------------------------------------------
                                     Euro(a)           Japanese yen        U.S. dollars      Other currencies     All currencies
                                 ----------------   -----------------   -----------------   -----------------   ----------------
                                  2000      1999      2000      1999      2000      1999      2000      1999      2000      1999
                                 ------   -------   -------   -------   -------   -------   -------   -------   -------   ------
Trading:
  Government and agency
    obligations:
    Carrying value               3,386     1,601     3,596     4,415       911     1,368        34        80     7,927     7,464
    Average balance
      during fiscal year         2,253     1,569     4,266     4,618     1,020      1618        53       294     7,592     8,099
    Net gains (losses)
      for the fiscal year          (56)      (39)      (50)      (19)      (12)       13         *         *      (118)      (45)
    Average yield (%)             4.87      4.03     (0.18)     0.14      6.77      5.44      6.31      7.67      2.77      1.98
    Average maturity
      (years)                     1.52      1.31      1.09      1.62      1.08      1.31      1.27      1.23      1.27      1.54
  Time deposits:
    Carrying value               3,252     3,072       289     1,110     7,289    14,406     1,611     1,217    12,441    19,805
    Average balance
      during fiscal year         2,895     3,046       564     1,772    11,790    11,439     1,339     1,363    16,588    17,620
    Net gains (losses)
      for the fiscal year           --        --        --        --        --        --        --        --        --        --
    Average yield (%)             4.31      2.73      0.08      0.05      6.95      5.42      5.19      2.95      5.87      4.51
    Average maturity
      (years)                     0.26      0.18      0.15      0.11      0.13      0.04      0.16      0.20      0.17      0.08
  Asset-backed securities:
    Carrying value                  --        --        --        --     4,573     3,076        --        --     4,573     3,076
    Average balance
      during fiscal year            --        --        --        --     3,966     2,398        --        --     3,966     2,398
    Net gains (losses)
      for the fiscal year           --        --        --        --        (1)       (6)       --        --        (1)       (6)
    Average yield (%)               --        --        --        --      6.60      5.39        --        --      6.60      5.39
    Average maturity
      (years)                       --        --        --        --      7.55      6.21        --        --      7.55      6.21
  Options, futures and
    forwards:
    Carrying value                  (*)        *         *         *        --        --        --         *        (*)        *
    Average balance
      during fiscal year             2         *         *         *         *        (*)        *         *         2         *
    Net gains (losses)
      for the fiscal year            1        (*)       (*)        *         1         1        (*)        *         2         1
Total Trading Investments**
   Carrying value                6,638     4,673     3,885     5,525    12,773    18,850     1,645     1,297    24,941    30,345
   Average balance
     during fiscal year          5,150     4,615     4,830     6,390    16,776    15,456     1,392     1,657    28,148    28,118
   Net gains (losses)
     for the fiscal year(b)        (55)      (39)      (50)      (19)      (12)        8         *         *      (117)      (50)
--------------------------------------------------------------------------------------------------------------------------------
Repurchase agreements &
     securities loans:
  Carrying value                    --        --        --        --        --      (102)       --        --        --      (102)
  Average balance during
       fiscal year                  --       (26)       --        --       (76)     (272)       --       (12)      (76)     (310)
  Average cost (%)                  --        --        --        --        --      4.91        --        --        --      4.91
  Average maturity (years)          --        --        --        --        --         *        --        --        --         *
--------------------------------------------------------------------------------------------------------------------------------
Resale agreements:
  Carrying value                    --        --        --        --       101         6        --        --       101         6
  Average balance
       during fiscal year            3        39        --        --       204       265        --        11       207       315
  Average yield (%)                 --        --        --        --      6.50      4.10        --        --      6.50      4.10
  Average maturity (years)          --        --        --        --      2.38         *        --        --      2.38         *
--------------------------------------------------------------------------------------------------------------------------------


48  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------------------------------------------------------
                                     Euro(a)           Japanese yen        U.S. dollars      Other currencies     All currencies
                                 ----------------   -----------------   -----------------   -----------------   ----------------
                                  2000      1999      2000      1999      2000      1999      2000      1999      2000      1999
                                 ------   -------   -------   -------   -------   -------   -------   -------   -------   ------
Short sales:(c)
  Carrying value                    --        --        --        --      (100)      (46)       --        --      (100)      (46)
  Average balance during
       fiscal year                  --       (*)        --        --       (35)       (1)       --       (*)       (35)       (1)
--------------------------------------------------------------------------------------------------------------------------------
Currency swaps receivable:
  Carrying value                    --        --        --        --     4,189     5,087        --        --     4,189     5,087
  Average balance during
       fiscal year                   1         3        --        10     3,819     5,017        27        26     3,847     5,056
  Average yield (%)                 --        --        --        --      6.71      5.02        --        --      6.71      5.02
  Average maturity (years)          --        --        --        --      0.27      0.19        --        --      0.27      0.19
--------------------------------------------------------------------------------------------------------------------------------
Currency swaps payable:
  Carrying value                (2,907)   (2,942)     (103)   (1,002)       --        --    (1,164)     (990)   (4,174)   (4,934)
  Average balance
       during fiscal year       (2,482)   (2,413)     (302)   (1,485)      (28)      (31)     (991)   (1,135)   (3,803)   (5,064)
  Average cost (%)                4.28      2.70      0.14      0.05        --        --      5.39      2.56      4.48      2.14
  Average maturity (years)        0.30      0.18      0.39      0.16        --        --      0.22      0.25      0.28      0.19
--------------------------------------------------------------------------------------------------------------------------------
Cross-currency interest rate
  swaps receivable:(d)
  Carrying value                    --        --       291       245     6,837     6,088        --        --     7,128     6,333
  Average balance during
       fiscal year                  --        --       277        38     6,232     5,863        --        --     6,509     5,901
  Net gains (losses) for the
       fiscal year(b)               --        --        (3)       (2)       (*)        5        --        --        (3)        3
  Average yield (%)                 --        --      0.41      0.48      6.50      5.12        --        --      6.25      4.94
  Average maturity (years)          --        --      1.12      1.68      1.30      1.53        --        --      1.30      1.54
--------------------------------------------------------------------------------------------------------------------------------
Cross-currency interest rate
  swaps payable:(d)
  Carrying value                (3,381)   (1,593)   (3,882)   (4,651)     (258)     (238)      (21)      (67)   (7,542)   (6,549)
  Average balance
       during fiscal year       (2,251)   (1,590)   (4,535)   (4,234)     (251)     (112)      (55)     (283)   (7,092)   (6,219)
  Net gains (losses)
       for the fiscal year(b)       56        39        54        22        (*)        *        (1)       (*)      109        61
  Average cost (%)                4.87      4.03     (0.14)     0.19      6.50      5.07      6.31      7.67      2.33      1.37
  Average maturity (years)        1.54      1.33      1.12      1.63      1.28      1.64      1.27      1.23      1.31      1.55
--------------------------------------------------------------------------------------------------------------------------------
Net Interest rate swaps:(d)
  Carrying value                    --        --        --        --        (4)      (18)       --        --        (4)      (18)
  Average balance
       during fiscal year           --        --        --        --       (10)      (47)       --        --       (10)      (47)
  Net gains (losses)
       for the fiscal year(b)       --        --        --        --        17       (18)       --        --        17       (18)
  Average cost (%)                  --        --        --        --     (0.07)    (0.09)       --        --     (0.07)    (0.09)
  Average maturity (years)          --        --        --        --      1.18      1.66        --        --      1.18      1.66
----------------------------------------------------------------------------------------------------------------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, holdings in the eleven national currencies that are consid ered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.
b. Included in Net gains (losses) on the Trading portfolio in the income statement.
c. Included in Amounts Payable for Investment Securities Purchased on the balance sheet.
d.    Included in Currency Swaps--Trading on the balance sheet.
*     Less than $0.5 million, 0.005 percent, or 0.05 years.
**    May differ from the sum of individual figures due to rounding.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  49

Held-to-maturity portfolio: During fiscal year 1999, IBRD liquidated the securities in the held-to-maturity portfolio and thereby realized a gain of $237 million.

Assets designated for other postretirement benefits plans: During fiscal year 1999, the Retired Staff Benefits Plan (RSBP) was modified and as a result, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet.

NOTE C--LOANS, COFINANCING AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans, and fixed spread loans. Each of these is described below.

Multicurrency Loans

Fixed rate loans: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

Adjustable rate loans: In 1982, IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread(a), resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

Single Currency Pool Loans

In fiscal year 1997, IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pools. These pools were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). At inception, each single currency pool reflected the composition of the multicurrency pool. However, as of June 30, 1999, all of the pools had exceeded the 90% target in the designated currency. All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

----------
a. Until July 31, 1998, the lending spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

Single Currency Loans

Fixed rate loans: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semi-annual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread.

Variable Spread loans: IBRD introduced variable spread single currency loans in 1993. The rates charged on variable spread single currency loans are a pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a lending spread.

Certain variable spread single currency loans, including the Special Structural and Sector Adjustment Loans introduced in fiscal year 1999, have non-standard terms. These loans have a fixed spread ranging from 75 to 400 basis points over LIBOR, a front-end fee, and are not eligible for waivers of interest or commitment charges.

Fixed Spread Loans

During the first quarter of fiscal year 2000, IBRD introduced fixed-spread loans. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and euro denominated loans, and 45 basis points for Japanese yen denominated loans. A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

Borrowers selecting this product have the flexibility to change the currency or interest rate basis over the life of the loan, subject to certain conditions.


50  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

Waivers of Loan Interest and Commitment Charges

For payment periods beginning during the fiscal year ended June 30, 2000, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers was in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis points lending spread, the interest waiver was 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 1999. For the fiscal year ended June 30, 1998, a waiver of 25 basis points was in effect. For the fiscal year ended June 30, 2000, the combined effect of these waivers was to reduce Net Income by $59 million ($102 million--June 30, 1999, $241 million-- June 30, 1998).

A one-year commitment charge waiver of 50 basis points was in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2000. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 1999 and June 30, 1998. For the fiscal year ended June 30, 2000, the effect of the commitment charge waiver was to reduce Net Income by $207 million ($229 million--June 30, 1999, $211 million--June 30, 1998).

A summary of IBRD's outstanding loans by currency and product at June 30, 2000 and June 30, 1999 follows:

In millions of U.S. dollars equivalent

----------------------------------------------------------------------------------------------------------------------
                                                                     2000
                         ---------------------------------------------------------------------------------------------
                             Euro(a)       Japanese yen     U.S. dollars       Others      Loans Outstanding
                         ---------------  --------------  ----------------  -------------  -----------------
                         Fixed   Adjust.  Fixed  Adjust.   Fixed   Adjust.  Fixed  Adjust.  Fixed    Adjust.    Total
----------------------   ------  -------  -----  -------  -------  -------  -----  ------- -------  --------  --------
Multicurrency loans(b)
    Amount               $  386  $10,004  $ 364  $12,622  $   479  $11,283  $ 221  $1,641  $ 1,450  $ 35,550  $ 37,000
    Weighted average
       rate (%)(c)         8.28     5.23   8.30     5.23     8.08     5.28   7.92    5.23     8.16      5.24      5.36

Single currency pools
    Amount               $    7  $ 3,860  $  --  $    68  $    63  $31,424  $  --  $   --  $    70  $ 35,352  $ 35,422
    Weighted average
       rate (%)(c)        10.61     6.71     --     4.05    11.06     8.66     --      --    11.01      8.44      8.44
    Average Maturity
       (years)             0.85     4.31     --     3.50     0.84     4.63     --      --     0.84      4.59      4.59

Single currency loans
    Amount               $  463  $ 1,126  $  --  $   160  $12,486  $32,476  $  --  $    3  $12,949  $ 33,765  $ 46,714
    Weighted average
       rate (%)(c)         5.46     4.50     --     0.35     6.76     7.29     --    3.25     6.71      7.16      7.04
    Average Maturity
       (years)             5.20     6.81     --     7.84     5.45     6.47     --    4.97     5.44      6.48      6.20

Fixed Spread Loans
    Amount               $  229  $    --  $  --  $    --  $    --  $   739  $  --  $   --  $   229  $    739  $    968
    Weighted average
       rate (%)(c)         6.38       --     --       --       --     7.57     --      --     6.36      7.57      7.28
                         ---------------------------------------------------------------------------------------------
Total loans
    Amount               $1,085  $14,990  $ 364  $12,850  $13,028  $75,922  $ 221  $1,644  $14,698  $105,406  $120,104
    Weighted average
       rate (%)(c)         6.69     5.55   8.30     5.16     6.83     7.56   7.92    5.23     6.87      6.95      6.94
                                                                                                              --------
Total loans                                                                                                   $120,104
      Less accumulated provision for loan losses and deferred loan income                                        3,860
                                                                                                              --------
Net loans outstanding                                                                                         $116,244
                                                                                                              ========

----------------------------------------------------------------------------------------------------------------------

      Note: For footnotes see following page.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  51

In millions of U.S. dollars equivalent

--------------------------------------------------------------------------------------------------------------------
                                                                     1999
                        --------------------------------------------------------------------------------------------
                            Euro(a)       Japanese yen    U.S. dollars       Others      Loans Outstanding
                        ---------------  --------------  ---------------  -------------- -----------------
                        Fixed   Adjust.  Fixed  Adjust.  Fixed   Adjust.  Fixed  Adjust.  Fixed    Adjust.    Total
----------------------  ------  -------  -----  -------  ------  -------  -----  ------- -------  --------  --------
Multicurrency loans(b)
    Amount              $  786  $11,815  $ 661  $11,756  $  774  $11,949  $ 390  $1,704  $ 2,611  $ 37,224  $ 39,835
    Weighted average
       rate (%)(c)        8.81     6.04   8.85     6.04    8.46     6.06   8.12    6.04     8.61      6.05      6.21

Single currency pools
    Amount              $   18  $ 5,067  $  --  $    74  $  149  $35,385  $  --  $   --  $   167  $ 40,526  $ 40,693
    Weighted average
       rate (%)(c)       10.83     6.45     --     5.42   10.54     7.97     --      --    10.58      7.78      7.79
    Average Maturity
       (years)            0.96     4.61     --     3.73    0.94     5.03     --      --     0.95      4.98      4.96

Single currency loans
    Amount              $  360  $   719  $  --  $   132  $8,759  $26,727  $  --  $    3  $ 9,119  $ 27,581  $ 36,700
    Weighted average
       rate (%)(c)        5.30     2.92     --     0.33    6.45     5.70     --    1.27     6.41      5.60      5.80
    Average Maturity
       (years)            5.63     6.60     --     8.62    5.85     7.26     --    4.61     5.84      7.24      6.90
                        --------------------------------------------------------------------------------------------
Total loans
    Amount              $1,164  $17,601  $ 661  $11,962  $9,682  $74,061  $ 390  $1,707  $11,897  $105,331  $117,228
    Weighted average
       rate (%)(c)        7.76     6.03   8.85     5.97    6.67     6.84   8.12    6.03     6.95      6.60      6.63
                                                                                                            --------
Total loans                                                                                                 $117,228
    Less accumulated provision for loan losses and deferred loan income                                        3,923
                                                                                                            --------
Net loans outstanding                                                                                       $113,305
                                                                                                            ========

--------------------------------------------------------------------------------------------------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. Average Maturity - Multicurrency loans. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio was changed in January 1999 as a result of the introduction of the euro. The com position of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD pre cludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the matu rity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

c.    Excludes effects of any waivers of loan interest.


52  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

The maturity structure of IBRD's loans at June 30, 2000 and June 30, 1999 is as follows:

In millions

----------------------------------------------------------------------------------------------------------------------------------
                                                                             2000
                          --------------------------------------------------------------------------------------------------------
                          July 1, 2000 through    July 1, 2001 through    July 1, 2005 through
Product/Rate Type             June 30, 2001          June 30, 2005            June 30, 2010            Thereafter          Total
------------------------  ---------------------  ----------------------  ----------------------       ------------        --------
Multicurrency loans
  Fixed                          $   960                $   429                  $    61                 $    --          $  1,450
  Adjustable                       4,531                 15,097                   12,717                   3,205            35,550

Single currency pools
  Fixed                               42                     28                       --                      --                70
  Adjustable                       4,728                 16,157                   11,949                   2,518            35,352

Single currency loans
  Fixed                              324                  5,790                    6,130                     705            12,949
  Adjustable                         684                 13,504                   13,491                   6,086            33,765

Fixed Spread Loans
  Fixed                               --                     10                       95                     124               229
  Adjustable                          --                     --                      687                      52               739
                                 -------                -------                  -------                 -------          --------
All Loans
  Fixed                            1,326                  6,257                    6,286                     829            14,698
  Adjustable                       9,943                 44,758                   38,844                  11,861           105,406
                                 -------                -------                  -------                 -------          --------
Total loans outstanding          $11,269                $51,015                  $45,130                 $12,690          $120,104
                                 =======                =======                  =======                 =======          ========

----------------------------------------------------------------------------------------------------------------------------------

In millions

---------------------------------------------------------------------------------------------------------------------------------
                                                                         1999
                          -------------------------------------------------------------------------------------------------------
                          July 1, 1999 through    July 1, 2000 through   July 1, 2004 through
Product/Rate Type             June 30, 2000          June 30, 2004          June 30, 2009             Thereafter          Total
------------------------  ---------------------  ---------------------- ----------------------       ------------        --------
Multicurrency loans
  Fixed                          $ 1,452                $ 1,041                 $   117                 $     1          $  2,611
  Adjustable                       4,283                 15,072                  13,546                   4,323            37,224

Single currency pools
  Fixed                               97                     70                      --                      --               167
  Adjustable                       4,823                 17,496                  14,307                   3,900            40,526

Single currency loans
  Fixed                              178                  3,660                   4,623                     658             9,119
  Adjustable                         395                  8,543                  12,495                   6,148            27,581
                                 -------                -------                 -------                 -------          --------
All Loans
  Fixed                            1,727                  4,771                   4,740                     659            11,897
  Adjustable                       9,501                 41,111                  40,348                  14,371           105,331
                                 -------                -------                 -------                 -------          --------
Total loans outstanding          $11,228                $45,882                 $45,088                 $15,030          $117,228
                                 =======                =======                 =======                 =======          ========

---------------------------------------------------------------------------------------------------------------------------------

Estimated Value of Loans

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market for loans comparable to those made by IBRD.

The estimated value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves plus IBRD's relevant basis point lending spread adjusted for waivers.

The following table reflects the carrying and estimated values of the loan portfolio at June 30, 2000 and June 30, 1999:


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  53

In millions

-----------------------------------------------------------------------------------------------
                                                        2000                      1999
                                                ---------------------     ---------------------
                                                Carrying    Estimated     Carrying    Estimated
                                                  value       value         value       value
                                                --------    ---------     --------    ---------
Multicurrency loans

                           Fixed                $  1,450     $  1,480     $  2,611     $  2,763

                           Adjustable             35,550       37,487       37,224       39,940

Single currency pools

                           Fixed                      70           73          167          174

                           Adjustable             35,352       36,603       40,526       43,646

Single currency loans

                           Fixed                  12,949       12,433        9,119        8,873

                           Adjustable(a)          33,765       33,735       27,581       27,547

Fixed Spread loans

                           Fixed                     229          231           --           --

                           Adjustable                739          739           --           --
                                                --------     --------     --------     --------
Total loans

                           Fixed                  14,698       14,217       11,897       11,810

                           Adjustable            105,406      108,564      105,331      111,133
                                                --------     --------     --------     --------
Total loans outstanding                          120,104      122,781      117,228      122,943

Less accumulated provision for loan losses
  and deferred loan income                         3,860        3,860        3,923        3,923
                                                --------     --------     --------     --------
Net loans outstanding                           $116,244     $118,921     $113,305     $119,020
                                                ========     ========     ========     ========

-----------------------------------------------------------------------------------------------

a. Amount includes carrying value of $10,800 million ($9,035 million--June 30, 1999) and estimated value of $10,789 million ($9,024 million--June 30,
      1999) for non-standard single currency loans.

Cofinancing and Guarantees

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,661 million at June 30, 2000 ($1,973 million--June 30, 1999), were not included in reported loan balances. At June 30, 2000, $467 million of these guarantees were subject to call ($466 million--June 30, 1999). In some cases, IBRD guarantees have included interest payments in addition to principal. At June 30, 2000, interest guarantees of $10 million ($3 million--June 30, 1999) were subject to call.

Overdue Amounts

At June 30, 2000, in addition to those loans referred to in the following paragraph, principal installments of $3 million and charges of $2 million payable to IBRD on loans, were overdue by more than three months. At June 30, 2000, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loan overdue by more than three months, was $460 million.

At June 30, 2000, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,031 million ($2,053 million--June 30, 1999), of which $1,302 million ($1,249 million--June 30, 1999) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,060 million ($1,011 million--June 30, 1999). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2000, would have been higher by $52 million ($55 million--June 30, 1999, $84 million--June 30, 1998).


54  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

A summary of countries with loans or guarantees in nonaccrual status follows:

In millions

------------------------------------------------------------------------------------------------------------
                                                                                2000
                                                     -------------------------------------------------------
                                                        Principal          Principal and        Nonaccrual
Borrower                                               outstanding        charges overdue         since
--------------------------------------------------   ---------------    -------------------  ---------------
With overdues

   Congo, Democratic Republic of                          $   81              $  113          November 1993

   Congo, Republic of                                         67                  55          November 1997

   Iraq                                                       38                  66          December 1990

   Liberia                                                   133                 291          June 1987

   Syrian Arab Republic                                       31                 130(a)       February 1987

   Yugoslavia, Federal Republic of (Serbia/
      Montenegro)                                          1,111               1,707          September 1992
                                                        ---------           ---------

   Total                                                   1,461               2,362

Without overdues

   Bosnia and Herzegovina                                    569                  --          September 1992

   Sudan                                                       1                  --          January 1994
                                                        ---------           ---------

Total                                                     $2,031              $2,362
                                                        =========           =========

------------------------------------------------------------------------------------------------------------

a.    Represents interest and charges overdue.

During fiscal year 1999, Sudan reached an understanding with IBRD and IDA under which Sudan agreed to make regular monthly payments of $1 million commencing in July 1999. These payments are being applied first to IBRD arrears and then to arrears with IDA. As of June 30, 2000, Sudan had paid off all of its arrears to IBRD.

During fiscal year 1998, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993, IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2000, was $2,057 million ($2,084 million--June 30, 1999, $2,138 million--June 30, 1998).

During the fiscal years ended June 30, 2000, and June 30, 1999, no loans went into or came out of nonaccrual status.

Accumulated Provision for Loan Losses

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual sta-


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  55
tus after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,400 million at June 30, 2000 ($3,560 million--June 30, 1999), $700 million is attributable to the nonaccruing loan portfolio ($700 million--June 30, 1999).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998 are summarized below:

In millions
-------------------------------------------------------------------------------
                                                   2000        1999       1998
                                                  ------      ------     ------
Balance, beginning of
   the fiscal year                                $3,560      $3,240     $3,210

Provision for loan losses                           (166)        246        251

Translation adjustment                                 6          74       (221)
                                                  ------      ------     ------
Balance, end of the
   fiscal year                                    $3,400      $3,560     $3,240
                                                  ======      ======     ======

-------------------------------------------------------------------------------

During fiscal year 2000, an assessment of the probable losses inherent in the portfolio at June 30, 2000, compared to June 30, 1999, resulted in a reduction of the provisioning requirements, due to a decline in the credit risk of certain large borrowers. As a result, the corresponding reduction in the accumulated provision for loan losses for this fiscal year resulted in an increase in net income.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

Fifth Dimension Program

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2000, IDA had approved credits of $1,659 million ($1,623 million--June 30, 1999) under this program from inception, of which $1,630 million ($1,604 million--June 30, 1999) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps, forward interest rate swaps, and swaptions.


56  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

A summary of IBRD's borrowings portfolio at June 30, 2000 and June 30, 1999 follows:

Medium- and Long-term Borrowings and Swaps at June 30, 2000

In millions of U.S. dollars equivalent

------------------------------------------------------------------------------------------
                                                                      Currency
                                   Direct borrowings             swap agreements(a)
                            ----------------------------  --------------------------------
                                          Wgtd.                           Wgtd.
                                          avg.   Average     Amount        avg.   Average
                                          cost  maturity     payable       cost   maturity
Currency/ Rate type          Amount       (%)    (years)  (receivable)     (%)    (years)
------------------------------------------------------------------------------------------
Euro(c)
  Fixed                     $ 14,418      6.71     5.53     $  2,944       7.11     1.66
                                                             (13,050)      6.90     4.87
  Adjustable                   5,707      5.43     8.97        8,477       4.08     2.54
                                                              (6,481)      5.19     8.43

Japanese yen
  Fixed                       12,334      4.97     4.82           51       4.98     1.41
                                                              (8,268)      5.05     4.14
  Adjustable                   2,857      3.70    10.99        5,174      (0.22)    0.90
                                                              (2,805)      2.10    11.57

U. S. dollars
  Fixed                       45,816      6.48     5.22       13,629       9.16     3.20
                                                              (1,158)      8.26     1.09
  Adjustable                   1,757      6.58     4.86       38,452       6.46     6.45
                                                             (12,055)      6.46     1.84

Others
  Fixed                       22,522      7.37     5.04        1,296       5.64     0.73
                                                             (22,881)      7.27     4.54
  Adjustable                     243      7.46     0.55          390       1.58     1.23
                                                                (401)      8.36     2.80
                            ----------------------------------------
Total
  Fixed                       95,090      6.53     5.17       17,920
                                                             (45,357)
  Adjustable                  10,564      5.20     8.64       52,493
                                                             (21,742)
                            ----------------------------------------

Principal at face value      105,654      6.39     5.52        3,314

Net unamortized premium
(discount)                        (5)                            186
                            ----------------------------------------
Total                       $105,649      6.39     5.52     $  3,500
                            ========================================

------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                     Interest rate
                                    swap agreements                Net currency obligations
                             ------------------------------   -----------------------------------
                               Notional     Wgtd.                             Wgtd.
                                amount       avg.  Average       Amount        avg.     Average
                                payable      cost  maturity      payable       cost   maturity(b)
Currency/ Rate type          (receivable)    (%)   (years)    (receivable)     (%)      (years)
-------------------------------------------------------------------------------------------------
Euro(c)
  Fixed                        $  3,731      6.38    3.51       $ 21,093       6.70      4.64
                                 (1,591)     5.62    3.47        (14,641)      6.76      4.72
  Adjustable                      1,564      4.49    3.26         15,748       4.61      4.94
                                 (3,711)     4.33    3.45        (10,192)      4.88      6.62

Japanese yen
  Fixed                           4,761      0.84    1.21         17,146       3.82      3.80
                                 (3,123)     2.74    4.45        (11,391)      4.42      4.22
  Adjustable                      3,123      0.07    4.45         11,154       0.86      4.48
                                 (4,761)     0.12    1.21         (7,566)      0.86      5.05

U. S. dollars
  Fixed                          15,448      5.98    7.84         74,893       6.86      5.39
                                (40,011)     5.93    4.46        (41,169)      6.00      4.37
  Adjustable                     39,762      6.39    4.37         79,971       6.43      5.38
                                (15,223)     6.60    7.68        (27,278)      6.54      5.10

Others
  Fixed                             390      7.08    1.30         24,208       7.27      4.75
                                   (158)     6.66    6.26        (23,039)      7.27      4.56
  Adjustable                        158      5.85    6.26            791       4.24      2.02
                                   (390)     3.10    1.30           (791)      5.76      2.06
                               --------                         -----------------------------
Total
  Fixed                          24,330                          137,340       6.53      4.97
                                (44,883)                         (90,240)      6.25      4.45
  Adjustable                     44,607                          107,664       5.57      5.20
                                (24,085)                         (45,827)      5.22      5.37
                               --------                         -------------------

Principal at face value             (31)                         108,937       6.37

Net unamortized premium
(discount)                          159                              340
                               --------                         -------------------
Total                          $    128                         $109,277       6.37
                               ========                         ===================

-------------------------------------------------------------------------------------------------

a.    Currency swap agreements include cross-currency interest rate swaps.
b. At June 30, 2000, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.
c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  57

Medium- and Long-term Borrowings and Swaps at June 30, 1999

In millions of U.S. dollars equivalent
----------------------------------------------------------------------------
                                                          Currency
                      Direct borrowings              swap agreements(a)
                 --------------------------  -------------------------------
                            Wgtd.                           Wgtd.
                             avg.  Average      Amount       avg.   Average
Currency/                    cost  maturity     payable      cost   maturity
  Rate type       Amount     (%)   (years)   (receivable)    (%)    (years)
-------------------------------------------  -------------------------------

Euro(c)
  Fixed          $ 19,054    6.85    5.39      $  3,550      7.70     1.80
                                                (15,106)     6.91     5.47
  Adjustable        6,840    7.00    9.89         7,172      2.87     2.58
                                                 (7,720)     6.36     9.11

Japanese yen
  Fixed            15,119    4.97    4.16            63      5.15     2.43
                                                 (8,894)     5.14     4.03
  Adjustable        1,969    3.42    8.09         2,780     (0.11)    1.31
                                                 (1,629)     0.97     9.90

U. S. dollars
  Fixed            42,239    6.45    5.61        16,431      9.15     3.60
                                                 (1,802)     6.97     1.50
  Adjustable        1,430    4.99    6.08        37,298      4.94     6.65
                                                 (7,062)     4.91     1.60

Others
  Fixed            23,283    7.50    5.06         1,641      5.66     1.49
                                                (24,078)     7.38     4.50
  Adjustable          355    6.51    1.42           417      0.01     2.23
                                                   (450)     7.07     3.44
                 --------------------------------------
Total
  Fixed            99,695    6.55    5.22        21,685
                                                (49,880)
  Adjustable       10,594    6.05    8.76        47,667
                                                (16,861)
                 --------------------------------------
Principal at
face value        110,289    6.50    5.56         2,611

Net unamor-
tized premium         122                           167
                 --------------------------------------
Total            $110,411    6.50    5.56      $  2,778
                 ======================================

----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Interest rate
                         swap agreements             Net currency obligations
                -------------------------------  -------------------------------
                    Notional   Wgtd.                          Wgtd.
                     amount     avg.   Average     Amount      avg.    Average
Currency/           payable     cost   maturity    payable     cost  maturity(b)
  Rate type       (receivable)  (%)    (years)   (receivable)  (%)     (years)
-----------------------------------------------  -------------------------------

Euro(c)
  Fixed             $  3,445    7.20     3.23      $ 26,049    7.01      4.62
                      (2,838)   5.56     2.95       (17,944)   6.70      5.07
  Adjustable           2,867    2.66     2.90        16,879    4.51      5.60
                      (3,463)   3.06     3.22       (11,183)   5.34      7.29

Japanese yen
  Fixed                2,811    1.01     1.88        17,993    4.35      3.80
                      (2,792)   2.72     5.34       (11,686)   4.56      4.34
  Adjustable           2,792    0.14     5.34         7,541    0.90      4.57
                      (2,811)   0.15     1.88        (4,440)   0.45      4.82

U. S. dollars
  Fixed               10,149    6.18     7.88        68,819    7.05      5.46
                     (32,292)   5.84     5.08       (34,094)   5.90      4.89
  Adjustable          32,977    4.94     5.20        71,705    4.94      5.97
                     (10,862)   5.18     8.07       (17,924)   5.07      5.52

Others
  Fixed                  416    7.08     2.30        25,340    7.37      4.78
                        (159)   6.66     7.26       (24,237)   7.38      4.52
  Adjustable             159    4.82     7.26           931    3.31      2.78
                        (416)   1.25     2.30          (866)   4.27      2.89
                    --------                       --------------------------
Total
  Fixed               16,821                        138,201    6.75      4.96
                     (38,081)                       (87,961)   6.29      4.75
  Adjustable          38,795                         97,056    4.54      5.77
                     (17,552)                       (34,413)   4.54      5.94
                    --------                       ----------------
Principal at
face value               (17)                       112,883    5.88

Net unamor-
tized premium            157                            446
                    --------                       ----------------
Total               $    140                       $113,329    5.88
                    ========                       ================

--------------------------------------------------------------------------------

a.    Currency swap agreements include cross-currency interest rate swaps.
b. At June 30, 2000, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.
c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.


58  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

Short-term Borrowings and Swaps at June 30, 2000 and June 30, 1999

In millions of U.S. dollars equivalent

---------------------------------------------------------------------------------------------
                                                          2000
                        ---------------------------------------------------------------------
                                                        Interest
                                         Currency         rate                          Wgtd.
                                         swap(a)          swap          Net             avg.
Currency/                Principal       payable        payable       currency          cost
  Rate type             outstanding    (receivable)   (receivable)  obligations(b)       (%)
---------------------------------------------------------------------------------------------
Euro(c)
  Fixed                   $    --        $    --        $    --        $    --             --

Hong Kong dollars
  Fixed                        --             --             --             --             --
                                              --             --             --             --

Japanese yen
  Fixed                        --             --            556            556           0.21
                                              --             --             --             --
  Adjustable                   --             --             --             --             --
                                              --           (556)          (556)          0.20

Polish zlotys
  Fixed                       215             --             --            215          16.13
                                            (215)            --           (215)         16.13

U. S. dollars
  Fixed                     3,319             --             --          3,319           6.59
                                              --            (95)           (95)          6.65
  Adjustable                1,196            220            100          1,516           5.98
                                              --             (6)            (6)          1.67

South African rand
  Fixed                        --             --             --             --             --
                                              --             --             --             --
                          -------------------------------------------------------------------

Total
  Fixed                     3,534             --            556          4,090           6.23
                                            (215)           (95)          (310)         13.22
  Adjustable                1,196            220            100          1,516           5.98
                                              --           (562)          (562)          0.22
                          -------------------------------------------------------------------
Principal at face value     4,730              5             (1)         4,734           6.40

Net unamortized premium        --              1             --              1
                          -------------------------------------------------------------------

Total                     $ 4,730        $     6        $    (1)       $ 4,735           6.40
                          ===================================================================

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                          1999
                        ---------------------------------------------------------------------
                                                        Interest
                                       Currency           rate                          Wgtd.
                                        swap(a)           swap                          avg.
Currency/                Principal      payable          payable    Net currency        cost
  Rate type             outstanding   (receivable)    (receivable)   obligations         (%)
---------------------------------------------------------------------------------------------
Euro(c)
  Fixed                   $    --        $   281        $    --        $   281           4.71

Hong Kong dollars
  Fixed                       451             --             --            451          12.33
                                            (451)            --           (451)         12.33

Japanese yen
  Fixed                        --             12             --             12           1.83
                                            (278)            --           (278)          5.29
  Adjustable                   --             --             --             --             --
                                              --             --             --             --

Polish zlotys
  Fixed                        --             --             --             --             --
                                              --             --             --             --

U. S. dollars
  Fixed                     3,606            289             --          3,895           5.31
                                            (332)            --           (332)          6.06
  Adjustable                1,188            536             --          1,724           4.71
                                              --             --             --             --

South African rand
  Fixed                        83             --             --             83          15.96
                                             (83)            --            (83)         15.96
                        ---------------------------------------------------------------------

Total
  Fixed                     4,140            582             --          4,722           6.12
                                          (1,144)            --         (1,144)          9.06
  Adjustable                1,188            536             --          1,724           4.71
                                              --             --             --             --
                        ---------------------------------------------------------------------
Principal at face value     5,328            (26)            --          5,302           5.02

Net unamortized premium        --             --             --             --
                        ---------------------------------------------------------------------

Total                     $ 5,328        $   (26)       $    --        $ 5,302           5.02
                        =====================================================================

---------------------------------------------------------------------------------------------

a.    Currency swap agreements include cross-currency interest rate swaps.
b. At June 30, 2000, the average repricing period of the net currency obligations for short-term borrowings was one month (less than one month--June 30, 1999.)
c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  59

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2000 and June 30, 1999 is as follows:

In millions
--------------------------------------------------------------------------------

Period                                                                   2000
----------------------------------------------------------            ----------
July 1, 2000 through June 30, 2001                                     $ 14,181
July 1, 2001 through June 30, 2002                                       18,431
July 1, 2002 through June 30, 2003                                       17,669
July 1, 2003 through June 30, 2004                                        8,408
July 1, 2004 through June 30, 2005                                        9,515
July 1, 2005 through June 30, 2010                                       22,568
Thereafter                                                               14,882
                                                                      ----------

Total                                                                  $105,654
                                                                      ==========

--------------------------------------------------------------------------------

In millions
--------------------------------------------------------------------------------

Period                                                                   1999
----------------------------------------------------------            ----------
July 1, 1999 through June 30, 2000                                     $ 17,900
July 1, 2000 through June 30, 2001                                       14,319
July 1, 2001 through June 30, 2002                                       14,682
July 1, 2002 through June 30, 2003                                       15,000
July 1, 2003 through June 30, 2004                                        8,644
July 1, 2004 through June 30, 2009                                       25,016
Thereafter                                                               14,728
                                                                      ----------

Total                                                                  $110,289
                                                                      ==========

--------------------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 2000 and June 30, 1999:

In millions
--------------------------------------------------------------------------------
                                     2000                         1999
                            -----------------------      -----------------------
                             Carrying    Estimated        Carrying    Estimated
                             value(a)    fair value       value(a)    fair value
                            ----------   ----------      ----------   ----------
Short-term                   $  4,729     $  4,726        $  5,353     $  5,338

Medium- and long-term         105,042      106,584         109,674      117,858

Swaps

  Currency

     Payable                   70,632       71,384          70,467       73,736

     Receivable               (67,126)     (68,018)        (67,715)     (72,371)

  Interest rate                   127          777             140          458
                            ----------   ----------      ----------   ----------
Total                        $113,404     $115,453        $117,919     $125,019
                            ==========   ==========      ==========   ==========

--------------------------------------------------------------------------------

a.    The carrying value is net of unamortized issuance costs of borrowings.

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

NOTE E--CREDIT RISK

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by


60 IBRD FINANCIAL STATEMENTS: JUNE 30, 2000 obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2000 and June 30, 1999 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

In millions
-----------------------------------------------------------------------------------------------------------------
                                                                                       2000                1999
                                                                                    ---------           ---------
INVESTMENTS - TRADING PORTFOLIO
Options, futures and forwards
    o  Long position                                                                 $   805             $ 3,433
    o  Short position                                                                  1,250               3,653
    o  Credit exposure due to potential nonperformance by counterparties                   *                   1
Currency swaps
    o  Credit exposure due to potential nonperformance by counterparties                  77                 182
Cross-currency interest rate swaps
    o  Credit exposure due to potential nonperformance by counterparties                 306                 100
Interest rate swaps
    o  Notional principal                                                             13,687              12,924
    o  Credit exposure due to potential nonperformance by counterparties                   3                   1

BORROWING PORTFOLIO

Currency swaps
    o  Credit exposure due to potential nonperformance by counterparties               3,863               2,051
Interest rate swaps
    o  Notional principal                                                             69,625              55,633
    o  Credit exposure due to potential nonperformance by counterparties                 869                 731

-----------------------------------------------------------------------------------------------------------------

* Less than $0.5 million.

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings: Retained Earnings comprises the following elements at June 30, 2000 and June 30, 1999:

In millions
--------------------------------------------------------------------------------
                                                         2000              1999
                                                       -------           -------
Special reserve                                        $   293           $   293

General reserve                                         16,109            15,409

Pension reserve                                            549               294

Surplus                                                     85               195

Unallocated net income                                   1,991             1,518
                                                       -------           -------
Total                                                  $19,027           $17,709
                                                       =======           =======

--------------------------------------------------------------------------------

On July 29, 1999, the Executive Directors allocated $700 million of the net income earned in the fiscal year ended June 30, 1999 to the General Reserve and $255 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 1999. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP.

On September 30, 1999, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $273 million in SDRs (valued at June 30, 1999) to IDA, $200 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $60 million to the Trust Fund for Gaza and West Bank, and $30 million for capacity building in Africa. In addition, the Board of Governors approved the following transfers out of
Surplus: $75 million in SDRs (valued at June 30, 1999) to IDA and $25 million for


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  61
emergency rehabilitation assistance for Kosovo. Of the total amount of these transfers by IBRD to IDA ($348 million in SDRs valued at June 30, 1999) $300 million is to be drawn down in fiscal year 2005; the remaining $48 million was transferred in October 1999 as a reimbursement of IDA's share of the fiscal year 1999 cost of implementing the Strategic Compact of IBRD and IDA. On March 13, 2000, the Board of Governors approved a $10 million transfer out of Surplus to the Trust Fund for East Timor.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2000 and June 30, 1999 are included in the following table:

In millions of U.S dollars equivalent

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Fiscal Year 2000      Amount Payable
                                                                                           Transfers from         at June 30
                                                                                       ----------------------------------------
                                                               Aggregate Transfers      Unallocated
Transfers to                                                  through June 30, 1999     Net Income   Surplus     2000     1999
-------------------------------------------------------------------------------------------------------------------------------
International Development Association(a)                              $6,087               $273        $75       $650     $354

Debt Reduction Facility for IDA-only Countries                           300                 --         --         81      100

Trust Fund for Gaza and West Bank                                        320                 60         --         30       53

Heavily Indebted Poor Countries Debt Initiative Trust Fund               850                200         --        100      100

Capacity building in Africa                                               --                 30         --         --       --

Trust Fund for Kosovo                                                     --                 --         25         --       --

Trust Fund for East Timor                                                 --                 --         10         --       --

Multilateral Investment Guarantee Agency                                 150                 --         --         --       --
                                                                                                             ---------  -------
                                                                                                                 $861     $607
                                                                                                             =========  =======

-------------------------------------------------------------------------------------------------------------------------------

a.    All amounts are approved in an equivalent amount of SDRs.

NOTE G--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The cost of this program charged through fiscal year 1997 was $112 million, of which $45 million was allocated to IDA. During fiscal year 1998 all remaining staff previously identified for separation under this program began receiving severance payments. The total cost under this program was $87 million. The difference of $25 million was taken back into income as a reduction of administrative expenses, for fiscal year 1998, of which $10 million had been allocated to IDA as a reduction of the management fee charged to IDA. At June 30, 2000, $86 million ($86 million--June 30, 1999, $82 million--June 30, 1998) had been charged against the accrual of $87 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program resulted in costs associated with staff reductions during the fiscal years 1997 through 2000. Through June 30, 2000, 745 staff had been identified for separation at a cumulative cost of $114 million. Included in the total charge of $114 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $114 million, $45 million has been charged to IDA. Of the total fiscal year charge of $36 million, $15 million has been charged to IDA for the fiscal year ended June 30, 2000, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

Administrative Expenses for the fiscal year ended June 30, 2000 are net of the management fee charged to IDA of $549 million ($518 million--June 30, 1999, $474 million--June 30, 1998).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. Prior to fiscal year 2000, these amounts were included as a reduction to Administrative Expenses. However, in fiscal year 2000, it was decided that these amounts should be included in Other Income. The prior years' figures have been restated to reflect this change. For the fiscal years ending June 30, 2000, June 30, 1999,


62 IBRD FINANCIAL STATEMENTS: JUNE 30, 2000 and June 30, 1998, the amount of fee revenue associated with administrative services is as follows:

In millions
--------------------------------------------------------------------------------
                                                    2000        1999        1998
                                                    ----        ----        ----
Service fee revenue                                 $118        $116        $104

Included in these amounts are
    the following:
    Fees charged to IFC                               16          17          14

    Fees charged to MIGA                               1           1           1

--------------------------------------------------------------------------------

During fiscal year 2000 IBRD began offering investment management services to an institution outside the World Bank Group. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio. This fee income is included in service fee revenues noted previously. At June 30, 2000, the assets managed under this agreement had a value of $5,158 million. These funds are not included in the assets of IBRD.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2000 and June 30, 1999 are summarized below:

------------------------------------------------------------------------------------------------------------------
                                              2000                                          1999
                          -------------------------------------------   ------------------------------------------
                                                                                                     Number of
                            Total fiduciary          Number of trust       Total fiduciary           trust fund
                          assets (In millions)       fund accounts       assets (In millions)         accounts
                          ----------------------    -----------------   ----------------------    ----------------
IBRD executed                            $  447                1,184                   $  605               1,503
Recipient executed                        2,088                2,093                    1,635               1,287
                          ----------------------    -----------------   ----------------------    ----------------
Total                                    $2,535                3,277                   $2,240               2,790
                          ======================    =================   ======================    ================

------------------------------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2000, IBRD received $17 million ($19 million--June 30, 1999 and $14 million--June 30, 1998) as fees for administering trust funds. These fees have been recorded as Other Income.

NOTE I--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet, resulting in net income to IBRD of $113 million, of which $56 million related to the cumulative effect of prior periods on retained earnings at June 30, 1997, and has been included in Effect of Accounting Change on the income statement.

During the first quarter of fiscal year 1999, the RSBP was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the RSBP assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. At June 30, 2000, liabilities of $119 million ($103 million--June 30, 1999) for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the RSBP assets and liabilities represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  63

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998:

In millions

----------------------------------------------------------------------------------------------------------------
                                               SRP                        RSBP                      PEBP
                                     ------------------------  -------------------------  ----------------------
                                      2000     1999     1998     2000     1999     1998     2000    1999    1998
                                     ------------------------  -------------------------  ----------------------
Benefit Cost
    Service cost                     $ 230    $ 186    $ 184    $  24    $  25    $  24    $   9   $   5   $  --
    Interest cost                      391      324      353       42       36       37        9       7       6
    Expected return on plan assets    (773)    (738)    (669)     (67)     (65)      --       --      --      --
    Amortization of prior
       service cost                      7        7        7       --       --       (2)      --      --      --
    Amortization of unrecognized
       net (gain) loss                (121)    (175)    (161)      --       --       --       --       3      12
    Amortization of Transition
       Asset                           (11)     (11)     (11)      --       --       --       --      --      --
                                     ------------------------  -------------------------  ----------------------
    Net periodic pension
       (income) cost                 $(277)   $(407)   $(297)   $  (1)   $  (4)   $  59    $  18   $  15   $  18
                                     ========================  =========================  ======================

----------------------------------------------------------------------------------------------------------------

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 2000 is $166 million ($255 million--June 30, 1999; $182 million--June 30, 1998). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in income for the fiscal year ended June 30, 2000 is $10 million ($10 million--June 30, 1999; $50 million--June 30, 1998). The balance has been included as a receivable from IDA.


64  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the World Bank Group for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998.

In millions

------------------------------------------------------------------------------------------------------------------------------
                                                    SRP                          RSBP                          PEBP
                                       ----------------------------  ----------------------------  ---------------------------
                                         2000      1999      1998      2000      1999      1998      2000      1999      1998
------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation
    Beginning of year                  $ 6,483   $ 5,890   $ 5,516   $   662   $   627   $   739   $   142   $    90   $    75
    Service cost                           271       217       213        27        28        28        10         6        --
    Interest cost                          461       378       406        47        40        55        10         8         5
    Employee contributions                  64        61        58         5         5         5        --        --        --
    Amendments                              --        --        --        --        --        18        --        --        --
    Benefits paid                         (244)     (231)     (206)      (17)      (18)      (17)       (4)       (5)       (5)
    Actuarial (gain) loss                  (84)      168       (97)        7       (20)     (201)      (69)       43        15
                                       ----------------------------  ----------------------------  ---------------------------
    End of year                          6,951     6,483     5,890       731       662       627        89       142        90
                                       ----------------------------  ----------------------------  ---------------------------
Fair value of plan assets
    Beginning of year                   10,226     9,608     8,613       846        --        --        --        --        --
    Assets transferred to the Plan          --        --        --        --       806        --        --        --        --
    Employee contributions                  64        61        58         5         5        --        --        --        --
    Actual return on assets              1,516       788     1,143       141        53        --        --        --        --
    Employer contributions                  --        --        --        --        --        --        --        --        --
    Benefits paid                         (244)     (231)     (206)      (17)      (18)       --        --        --        --
                                       ----------------------------  ----------------------------  ---------------------------
    End of year                         11,562    10,226     9,608       975       846        --        --        --        --
                                       ----------------------------  ----------------------------  ---------------------------
Funded status
    Plan assets in excess of
       projected benefit obligation      4,611     3,743     3,718       244       184      (627)      (89)     (142)      (90)
    Unrecognized net (gain) loss
       from past experience different
       from that assumed and
       from changes in assumptions      (3,258)   (2,713)   (3,158)      (53)        6        --       (30)       39        --
    Unrecognized prior service
       cost                                 41        50        58        --        --        --        --        --        --
    Remaining unrecognized net
       transition asset                    (39)      (52)      (65)       --        --        --        --        --        --
                                       ----------------------------  ----------------------------  ---------------------------
    Prepaid (accrued) pension
       cost                            $ 1,355   $ 1,028   $   553   $   191   $   190   $  (627)  $  (119)  $  (103)  $   (90)
                                       ============================  ============================  ===========================

------------------------------------------------------------------------------------------------------------------------------

Of the $1,355 million prepaid SRP cost at June 30, 2000 ($1,028 million --June 30, 1999), $712 million was attributable to IBRD ($546 million--June 30, 1999) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

Of the $191 million prepaid RSBP cost at June 30, 2000 ($190 million--June 30,
1999), $106 million was attributable to IBRD ($105 million--June 30, 1999) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  65

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998 are as follows:

In percent

---------------------------------------------------------------------------------------------------------------------------------
                                                    SRP                            RSBP                           PEBP
                                       -----------------------------  -----------------------------  ----------------------------
                                         2000      1999      1998        2000      1999      1998       2000      1999      1998
                                       -----------------------------  -----------------------------  ----------------------------
Discount rate                             7.75      7.25      6.50       7.75      7.25      6.50       7.75      7.25      6.50
Expected return on plan assets            9.00      9.00      9.00       9.00      9.00
Rate of compensation increase(a)        5.75 -    5.25 -    4.50 -
                                         12.25     11.75     11.00
Health care growth rates
- at end of fiscal year                                                  7.25      6.25      5.00
- to year 2011 and thereafter                                            5.75      5.25      4.50
---------------------------------------------------------------------------------------------------------------------------------

a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 12.25% (11.75%--June 30, 1999; 11.00%--June 30, 1998)
      at age 20 and decreasing to 5.75% (5.25%--June 30, 1999; 4.50%--June 30,
      1998) at age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions

--------------------------------------------------------------------------------------------------------------------------
                                                   One percentage point increase            One percentage point decrease
                                                --------------------------------------------------------------------------
Effect on total service and interest cost                      $ 17                                     $ (13)

Effect on postretirement benefit obligation                     141                                      (112)
--------------------------------------------------------------------------------------------------------------------------

During the fiscal year ended June 30, 1998, health care cost trend rates were reduced after completing a five years' experience study, reducing the accrued liability at June 30, 1998, from $808 million to $619 million. This change in the health care cost trend rate resulted in income of $104 million for IBRD, which has been included in Effect of Accounting Change on the income statement. The balance was attributable to IDA, IFC, and MIGA.

NOTE J--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2000, loans to two countries individually generated in excess of 10 percent of loan income. Loan income from these two countries was $916 million and $852 million respectively.


66  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

Note K--Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998:

In millions
--------------------------------------------------------------------------------
                                       Accumulated Other Comprehensive Income(a)
                                       -----------------------------------------
                                              2000        1999        1998
                                           -------     -------     -------
Balance, beginning of the fiscal year      $  (637)    $  (960)    $    85
Changes from period activity                    (4)        323      (1,045)
                                           -------     -------     -------
Balance, end of the fiscal year            $  (641)    $  (637)    $  (960)
                                           =======     =======     =======

--------------------------------------------------------------------------------

a. The total accumulated other comprehensive income represents the cumulative translation adjustment.


                                    IBRD FINANCIAL STATEMENTS: JUNE 30, 2000  67

REPORT OF INDEPENDENT ACCOUNTANTS

[Letterhead of Deloitte Touche Tohmatsu (International Firm)]

President and Board of Governors
  International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2000 and 1999, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2000, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2000. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Construction and Development as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America and International Accounting Standards.


/s/ Deloitte Touche Tohmatsu (International Firm)

July 31, 2000


68  IBRD FINANCIAL STATEMENTS: JUNE 30, 2000

[WORLD BANK LOGO]

                                                                  TREREP_ACC_008

              International Bank for Reconstruction and Development
                   Treasury Asset Liablity Risk System (TALRS)
                       SEC Report - Changes in Borrowings
               Borrowings (MLT) April 01, 2000 thru June 30, 2000

                                                             DESK: IBRD
Borrowing Type     Description      Trade ID   Currency   External ID  Currency Amount  US$ Equivalent   Settlement        Maturity
--------------     -----------      --------   --------   -----------  ---------------  --------------   ----------        --------
New Borrowings
         MTBOC
Chilean Peso
BOND/SELL CLP/IBRD/0605CLPSTR      0000004546  CLP                      55,000,000,000   104,038,585     14-Jun-2000     14-Jun-2005
Total By Currency                                                                        104,038,585
Euro Currency
BOND/SELL EUR/IBRD/0905EUR04.25    0000004519  EUR                          50,000,000    45,545,000     15-May-2000     08-Sep-2005
Total By Currency                                                                         45,545,000
Pound Sterling
BOND/SELL GBP/IBRD/0621GBP05.40    0000004509  GBP                          50,000,000    76,412,500     10-May-2000     07-Jun-2021
BOND/SELL GBP/IBRD/1228GBP04.87    0000004516  GBP                          50,000,000    75,055,000     18-May-2000     07-Dec-2028
Total By Currency                                                                        151,467,500
Hong Kong Dollar
BOND/SELL HKD/IBRD/0603HKD07.90    0000004540  HKD                       2,000,000,000   256,657,042     26-Jun-2000     26-Jun-2003
Total By Currency                                                                        256,657,042
Japanese Yen
BOND/SELL JPY/IBRD/0410JPYSTR01    0000004407  JPY                       1,000,000,000     9,486,316     06-Apr-2000     06-Apr-2010
BOND/SELL JPY/IBRD/0320JPYSTR07    0000004425  JPY                       1,400,000,000    13,292,191     07-Apr-2000     26-Mar-2020
BOND/SELL JPY/IBRD/0410JPYSTR02    0000004416  JPY                       1,000,000,000     9,407,780     12-Apr-2000     12-Apr-2010
BOND/SELL JPY/IBRD/0320JPYSTR08    0000004492  JPY                       2,700,000,000    25,570,603     27-Apr-2000     30-Mar-2020
BOND/SELL JPY/IBRD/0520JPYSTR      0000004494  JPY                       1,400,000,000    12,800,000     11-May-2000     11-May-2020
BOND/SELL JPY/IBRD/0520JPYSTR01    0000004506  JPY       0520JPYSTR01    1,300,000,000    11,912,944     18-May-2000     18-May-2020
BOND/SELL JPY/IBRD/0710JPYSTR      0000004500  JPY                       1,000,000,000     9,149,549     22-May-2000     06-Jul-2010
BOND/SELL JPY/IBRD/0620JPYSTR01    0000004528  JPY                      20,000,000,000   187,978,758     01-Jun-2000     31-May-2020
BOND/SELL JPY/IBRD/0620JPYSTR      0000004524  JPY                       4,000,000,000    36,818,851     05-Jun-2000     05-Jun-2020
BOND/SELL JPY/IBRD/0320JPYSTR09    0000004543  JPY                       1,800,000,000    16,891,099     15-Jun-2000     26-Mar-2020
BOND/SELL JPY/IBRD/0610JPYSTR      0000004542  JPY                       1,000,000,000     9,460,290     21-Jun-2000     21-Jun-2010
BOND/SELL JPY/IBRD/0620JPYSTR02    0000004573  JPY                       2,000,000,000    18,947,468     26-Jun-2000     26-Jun-2020
BOND/SELL JPY/IBRD/0620JPYSTR03    0000004577  JPY                       2,100,000,000    19,894,842     26-Jun-2000     26-Jun-2020
Total By Currency                                                                        381,610,693

[WORLD BANK LOGO]

                                                                  TREREP_ACC_008

              International Bank for Reconstruction and Development
                   Treasury Asset Liablity Risk System (TALRS)
                       SEC Report - Changes in Borrowings
               Borrowings (MLT) April 01, 2000 thru June 30, 2000

                                                             DESK: IBRD
Borrowing Type     Description      Trade ID   Currency   External ID  Currency Amount  US$ Equivalent   Settlement        Maturity
--------------     -----------      --------   --------   -----------  ---------------  --------------   ----------        --------
United States Dollar
BOND/SELL USD/IBRD/0701USD06.95    0000004502  USD                        110,000,000      110,000,000   05-May-2000     05-Jul-2001
BOND/SELL USD/IBRD/0510USDSTR      0000004496  USD                         20,000,000       20,000,000   10-May-2000     10-May-2010
BOND/SELL USD/IBRD/0503USDSTR      0000004518  USD                        100,000,000      100,000,000   15-May-2000     15-May-2003
BOND/SELL USD/IBRD/0515USDSTR      0000004504  USD                         25,000,000       25,000,000   22-May-2000     22-May-2015
BOND/SELL USD/IBRD/0502USDSTR      0000004526  USD       USD0840GDI01     100,000,000      100,000,000   22-May-2000     22-May-2002
BOND/SELL USD/IBRD/0603USD07.26    0000004538  USD                         10,000,000       10,000,000   05-Jun-2000     05-Jun-2003
BOND/SELL USD/IBRD/0605USDSTR      0000004536  USD       0605USDSTR       100,000,000      100,000,000   08-Jun-2000     08-Jun-2005
BOND/SELL USD/IBRD/0109USD05.25    0000004557  USD                        200,000,000      200,000,000   15-Jun-2000     12-Jan-2009
BOND/SELL USD/IBRD/0610USDSTR      0000004559  USD                        250,000,000      250,000,000   21-Jun-2000     21-Jun-2010
BOND/SELL USD/IBRD/0610USD07.12    0000004569  USD                      1,000,000,000    1,000,000,000   21-Jun-2000     21-Jun-2010
Total By Currency                                                                        1,915,000,000
South African Rand
BOND/SELL ZAR/IBRD/0610ZAR13.38    0000004534  ZAR                        100,000,000       14,416,492   26-Jun-2000     28-Jun-2010
Total By Currency                                                                           14,416,492
Total                                                                                    2,868,735,312
         MTBOZ
Polish Zloty
BOND/SELL PLN/IBRD/0328PLNSTR      0000004508  PLN                      3,000,000,000      653,879,686   10-May-2000     20-Mar-2028
Total By Currency                                                                          653,879,686
United States Dollar
BOND/SELL USD/IBRD/0530USDSTR      0000004530  USD                        100,000,000      100,000,000   19-May-2000     01-May-2030
Total By Currency                                                                          100,000,000
Total                                                                                      753,879,686

[WORLD BANK LOGO]

                                                                  TREREP_ACC_008

              International Bank for Reconstruction and Development
                   Treasury Asset Liablity Risk System (TALRS)
                       SEC Report - Changes in Borrowings
               Borrowings (MLT) April 01, 2000 thru June 30, 2000

                                                             DESK: IBRD
Borrowing Type     Description      Trade ID   Currency   External ID  Currency Amount  US$ Equivalent   Settlement        Maturity
--------------     -----------      --------   --------   -----------  ---------------  --------------   ----------        --------
Maturing Borrowings
         MTBOC
AUSTRIAN SCHILLING
BOND/SELL ATS/IBRD/0600ATS08.88    0000000036  ATS        ATS0012MLT01    1,000,000,000     68,755,768   08-Jun-1990     08-Jun-2000
Total By Currency                                                                           68,755,768
Swiss Franc
BOND/SELL CHF/IBRD/0500CHF07.50    0000000072  CHF        CHF0222MLT01      100,000,000     57,252,455   23-May-1990     23-May-2000
Total By Currency                                                                           57,252,455
Deutsche Mark
BOND/SELL DEM/IBRD/0400DEM08.751   0000000106  DEM        DEM0264MLT01      500,000,000    245,062,199   19-Apr-1990     19-Apr-2000
BOND/SELL DEM/IBRD/0400DEM08.752   0000000107  DEM        DEM0265MLT02      750,000,000    367,593,298   10-May-1990     19-Apr-2000
BOND/SELL DEM/IBRD/0600DEM08.88    0000000108  DEM        DEM0266MLT01      250,000,000    118,971,230   01-Jun-1990     02-Jun-2000
BOND/SELL DEM/IBRD/0600DEM09.00    0000000109  DEM        DEM0267MLT01       92,385,000     44,394,473   29-Jun-1990     29-Jun-2000
BOND/SELL DEM/IBRD/0500DEMSTR      0000000098  DEM        DEM0032GMT01      100,000,000     45,988,148   09-May-1997     09-May-2000
BOND/SELL DEM/IBRD/0600DEM09.00    0000000110  DEM        DEM0267MLT02       61,225,000     29,420,919   29-Jun-1994     29-Jun-2000
BOND/SELL DEM/IBRD/0600DEM09.00    0000000111  DEM        DEM0267MLT03       45,640,000     21,931,739   29-Jun-1995     29-Jun-2000
Total By Currency                                                                          873,362,006
Spanish peseta
BOND/SELL ESP/IBRD/0500ESP05.38    0000000151  ESP        ESP0018MLT01   15,000,000,000     81,087,051   09-May-1997     09-May-2000
Total By Currency                                                                           81,087,051
Pound Sterling
BOND/SELL GBP/IBRD/0400GBPSTR      0000001099  GBP        JPY0577GMT01       76,238,700    120,552,444   24-Apr-1997     25-Apr-2000
Total By Currency                                                                          120,552,444
Hong Kong Dollar
BOND/SELL HKD/IBRD/0600HKD09.75    0000000211  HKD        HKD0700GDI01    1,000,000,000    128,287,364   30-Jun-1998     30-Jun-2000
BOND/SELL HKD/IBRD/0600HKD10.20    0000000214  HKD        HKD0709GDI01    1,500,000,000    192,431,046   30-Jun-1998     30-Jun-2000
BOND/SELL HKD/IBRD/0600HKD10.20    0000000215  HKD        HKD0709GDI02    1,000,000,000    128,287,364   30-Jun-1998     30-Jun-2000
Total By Currency                                                                          449,005,773

Japanese Yen
BOND/SELL JPY/IBRD/1200JPY02.50    0000000315  JPY        JPY0124MLT01    3,600,000,000     34,063,491   01-Apr-1987     22-Jun-2000
BOND/SELL JPY/IBRD/0400JPY02.30    0000000322  JPY        JPY0132MLT01    3,000,000,000     28,359,408   30-Dec-1987     17-Apr-2000
BOND/SELL JPY/IBRD/0600JPY04.50    0000000353  JPY        JPY0210MLT01  225,000,000,000  2,119,941,584   12-Jul-1993     20-Jun-2000
BOND/SELL JPY/IBRD/0600JPYSTR01    0000003766  JPY                       12,500,000,000    115,111,889   27-May-1999     06-Jun-2000
Total By Currency                                                                        2,297,476,371

[WORLD BANK LOGO]

                                                                  TREREP_ACC_008

              International Bank for Reconstruction and Development
                   Treasury Asset Liablity Risk System (TALRS)
                       SEC Report - Changes in Borrowings
               Borrowings (MLT) April 01, 2000 thru June 30, 2000

                                                             DESK: IBRD
Borrowing Type     Description      Trade ID   Currency   External ID  Currency Amount  US$ Equivalent   Settlement        Maturity
--------------     -----------      --------   --------   -----------  ---------------  --------------   ----------        --------
Netherlands Guilder
  BOND/SELL NLG/IBRD/0504NLG09.13  0000000372  NLG        NLG0054MLT01    6,500,000         2,672,754    02-May-1984     02-May-2000
  BOND/SELL NLG/IBRD/0500NLG08.13  0000000377  NLG        NLG0071MLT01   10,000,000         4,028,661    24-May-1985     23-May-2000
  Total By Currency                                                                         6,701,415
  New Zealand Dollar
  BOND/SELL NZD/IBRD/0400NZD07.50  0000000394  NZD        NZD0571GMT01  100,000,000        49,435,000    04-Apr-1997     04-Apr-2000
  BOND/SELL NZD/IBRD/0500NZD08.25  0000000395  NZD        NZD0584GMT01  100,000,000        47,440,000    15-May-1997     15-May-2000
  Total By Currency                                                                        96,875,000
  United States Dollar
  BOND/SELL USD/IBRD/0400USD08.06  0000000628  USD        USD0675COL01    5,000,000         5,000,000    16-Sep-1988     03-Apr-2000
  BOND/SELL USD/IBRD/0400USD08.04  0000000664  USD        USD0869COL01   10,000,000        10,000,000    11-Jan-1989     03-Apr-2000
  BOND/SELL USD/IBRD/0600USD09.08  0000000702  USD        USD1123COL01       50,000            50,000    01-Jun-1989     01-Jun-2000
  BOND/SELL USD/IBRD/0600USD08.65  0000000711  USD        USD1157COL01    1,000,000         1,000,000    21-Jun-1989     21-Jun-2000
  BOND/SELL USD/IBRD/0400USD09.03  0000000766  USD        USD1403COL01       25,000            25,000    05-Apr-1990     05-Apr-2000
  BOND/SELL USD/IBRD/0500USD09.50  0000000770  USD        USD1411COL01       40,000            40,000    04-May-1990     04-May-2000
  BOND/SELL USD/IBRD/0500USD07.38  0000000772  USD        USD1421COL01      430,000           430,000    15-May-1990     10-May-2000
  BOND/SELL USD/IBRD/0600USD08.85  0000000790  USD        USD1445COL01      200,000           200,000    12-Jun-1990     12-Jun-2000
  BOND/SELL USD/IBRD/0400USD08.33  0000000820  USD        USD1531COL01      125,000           125,000    16-Apr-1991     17-Apr-2000
  Total By Currency                                                                        16,870,000
  South African Rand
  BOND/SELL ZAR/IBRD/0600ZAR14.63  0000000875  ZAR        ZAR0592GMT01  200,000,000        28,826,752    19-Jun-1997     19-Jun-2000
  Total By Currency                                                                        28,826,752
  Total                                                                                 4,045,412,378

[WORLD BANK LOGO]

                                                                  TREREP_ACC_008

              International Bank for Reconstruction and Development
                   Treasury Asset Liablity Risk System (TALRS)
                       SEC Report - Changes in Borrowings
               Borrowings (MLT) April 01, 2000 thru June 30, 2000

                                                             DESK: IBRD
Borrowing Type     Description      Trade ID   Currency   External ID  Currency Amount  US$ Equivalent   Settlement        Maturity
--------------     -----------      --------   --------   -----------  ---------------  --------------   ----------        --------
Early Retirement
         MTBOC
Hong Kong Dollar

BOND/BUY HKD/IBRD/0402HKDSTR       0000004428  HKD                      300,000,000       38,522,780     14-Apr-2000     14-Apr-2002

Total By Currency                                                                         38,522,780
Total                                                                                     38,522,780